Exhibit 99.1

Intercorp Financial Services Inc.

Third Quarter 2024 Earnings

Lima, Peru, November 12, 2024. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the third quarter 2024. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Improving banking results drive earnings recovery

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3Q24 earnings of S/ 390 million earnings (2x vs 3Q23) and ROE of 15.1%
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Customer base growth continues across businesses
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Positive developments in digital and ESG indicators

Banking: Lower CoR translates into better results for IBK

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S/ 298.7 million earnings and ROE of 14.4%
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CoR at 3.1%, reduction of 90pbs from previous quarter
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Better cost of funds amid lower market rates and better funding mix

Insurance: Double digit growth in insurance premiums

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13% YoY growth in insurance premiums (local gaap)
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Market leader in annuities with 31.5% share in 3Q24

Wealth Management: strong increase in AuM, gaining MS in Interfondos

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Continued growth in AUM: 4.6% QoQ and 19.0% YoY
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Sequential recovery of fee income continues
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Profits in other income, due to positive mark-to-market valuation

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ net profit was S/ 390.0 million in 3Q24, increases of S/ 103.9 million QoQ and S/ 194.8 million YoY. IFS’s annualized ROE was 15.1% in 3Q24, higher than the 11.2% reported in 2Q24 and the 8.2% registered in 3Q23.

Intercorp Financial Services’ P&L statement)

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Interest and similar income	1,849.0	1,737.1	1,765.6	1.6%	(4.5)%
Interest and similar expenses	(681.2)	(623.3)	(614.5)	(1.4)%	(9.8)%
Net interest and similar income	1,167.8	1,113.8	1,151.1	3.3%	(1.4)%
Impairment loss on loans, net of recoveries	(581.2)	(474.3)	(377.2)	(20.5)%	(35.1)%
Recovery (loss) due to impairment of financial investments	3.8	4.8	(9.0)	n.m.	n.m.
Net interest and similar income after impairment loss	590.4	644.3	764.9	18.7%	29.6%
Fee income from financial services, net	290.5	279.7	295.1	5.5%	1.6%
Other income	105.3	176.2	184.4	4.6%	75.1%
Insurance results	(28.7)	(18.1)	(38.0)	n.m.	32.3%
Other expenses	(688.5)	(719.0)	(743.7)	3.4%	8.0%
Income before translation result and income tax	268.8	363.1	462.5	27.4%	72.0%
Translation result	(42.7)	(25.7)	21.8	n.m.	n.m.
Income tax	(31.0)	(51.3)	(94.3)	84.0%	n.m.
Profit for the period	195.2	286.2	390.0	36.3%	99.8%
Attributable to IFS' shareholders	193.8	284.5	387.9	36.3%	n.m.
EPS	1.69	2.48	3.38
ROE	8.2%	11.2%	15.1%
ROA	0.9%	1.2%	1.6%
Efficiency ratio	36.6%	38.6%	38.1%

Quarter-on-quarter performance

Profits increased S/ 103.9 million QoQ, mainly due to decreases of S/ 97.1 million in loan loss provisions and increases of S/ 37.2 million in net interest and similar income, of S/ 15.4 million in fee income from financial services and of S/ 8.1 million in other income. These effects were partially offset by an increase of S/ 43.0 million in income tax and of S/ 24.7 million in other expenses, as well as a decrease in insurance results of S/ 19.9 million.

Cost of risk decreased 90 basis points from 4.0% to 3.1%. Loan loss provision decreased S/90.7 million QoQ, mainly explained by lower provision requirements in both commercial and retail portfolios of our banking business, related to a different loan portfolio composition, in which commercial loans are 47% and the retail portfolio is 53%, and a better payment behavior of clients. Also, proactive internal management and decision making in the bank, translated into changes and improvements in models and the focus of growing in healthier credits. Finally, pension funds withdrawals during the quarter accelerated the pace at which the asset quality ratios improved.

The increase in net interest and similar income was mostly the impact of our banking business, in which interest and similar income grew by S/ 21.1 million and interest expense decreased by S/ 9.7 million. Interest and similar income was positively impact by increases in profitability in interest earning assets, which in turn was mostly driven by investments. The decrease in interest and similar expenses is explained by two factors: the continuing reduction in rates from the central bank and the efficient funding of the bank, which translated in a decrease in cost of funds of 10 basis points. As a result, net interest margin increased 10 basis points, from 5.2% to 5.3%.

The increase in fee income from financial services was also driven by the banking business and was explained by higher commissions from credit card services and commissions from banking services, as well as higher maintenance and mailing of accounts, transfer fees and commissions on debit card services. It is important to mention that AuMs in our wealth management business, which is the main source of fees, it at its highest historical level.

The increase of S/ 28.5 million QoQ in other income was mainly explained by an increase of S/ 34.9 million in the wealth management business, due to increases in the mark-to-market valuation of investments. These effects were partially offset by a reduction of S/ 21.3 million in our insurance business and of S/ 1.3 million in our banking business.

The increase in income tax of S/ 43 million was mostly driven by the higher income before taxes from our banking business, in turn explained by the factors mentioned above.

The increase in other expenses was mostly driven by an increase in salaries and personnel expenses in our banking business of S/ 16.4 million and other provisions registered in our wealth management business.

Finally, the decrease of S/ 19.9 million in insurance result was explained by higher expenses of S/ 11.7 million in annuities, in turn related to an increase in loss component due to higher inflation rates and a S/ 21.6 million increase in individual life, mainly explained by adjustment of technical reserves of VFA insurance contracts. These factors were partially offset by a decrease of S/5.3 million in retail insurance.

Year-on-year performance

Profits increased S/ 194.8 million YoY, mainly due to a decrease of S/ 204.0 million in provision on loans and decreases, as well as an increase of f S/ 79.1 million in other income, and of S/ 4.6 million in fee income from financial services, net. These effects were partially offset by increases of S/ 55.2 million in other expenses and of S/ 63.3 million in income tax, as well as a reduction of S/ 16.7 million in net interest and similar income.

The decrease of S/ 204.0 million in provision on loans was mainly due to lower provision requirements in both commercial and retail portfolios of our banking business. Part of the explanation is described in the quarterly analysis; however it is important to complement with the improvement of macro conditions in the country.

The increase of S/ 79.1 million in other income was mostly related to increases of S/ 58.5 million in our wealth management business, S/ 13.3 million in our insurance business and S/ 7.0 million in our banking business. In our wealth management business, the improvement was mostly related to higher mark-to-market valuations in our proprietary portfolio.

The increase in income from financial services, net, was mostly related to higher fees from our wealth management business of S/ 7.8 million, in turn related to a double-digit growth in AuMs. Also, our banking business showed an increase of S/ 7.0 million, which was mostly explained by higher fees from credit cards. These effects were partially offset by a decrease of S/ 8.5 million in our payments business.

The increase in other expenses of S/ 70.2 million was due to increases in expenses among all our subsidiaries. In our banking business, the total increase was S/ 35.4 million and was mostly related to an increase of S/ 22.8 million in salaries and employee benefits and of S/ 9.2 million in administrative expenses. In our insurance business, expenses increased S/ 11.5 million and in our wealth management business increased S/ 12.1 million.

The increase in income tax of S/ 63.3 million was mostly driven by the higher income before taxes from our banking business, in turn mostly explained by a lower cost of risk.

Finally, the decrease of S/ 16.7 million in net interest and similar income was explained by lower results among all our businesses. In our banking business, the reduction of S/ 7.4 million was due to lower interest income, partially compensated by lower interest expenses. The lower interest income was related to a change in the portfolio composition, which as a result impacted the average yield; on the other hand, the lower interest expense was related to a reduction in market rates as well as efficient funding management, resulting in a reduction of the cost of funds. The reduction in our insurance business was S/ 8.3 million, in turn mostly related to higher interest expenses.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance and Wealth Management businesses to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

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Intercorp Financial Services’ Profit by business

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Banking	196.2	220.6	298.7	35.4%	52.2%
Insurance	35.5	78.5	67.4	(14.2)%	89.9%
Wealth Management	(17.7)	6.3	33.5	n.m.	n.m.
Corporate, eliminations and other subsidiaries	(18.8)	(19.2)	(9.5)	(50.4)%	(49.3)%
IFS profit for the period	195.2	286.2	390.0	36.3%	99.8%

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Interbank

SUMMARY

Interbank’s profits were S/ 298.7 million in 3Q24, an increase of S/ 78.1 million, or 35.4% QoQ, and of S/ 102.5 million YoY, or 52.2%.

The quarterly performance was mainly attributed to lower impairment loss on loans, net of recoveries, of S/ 96.6 million, followed by increases of S/ 31.1 million in net interest and similar income and of S/ 15.2 million in fee income from financial services, net. These effects were partially offset by increases of S/ 40.7 million in income tax and of S/ 11.2 million in other expenses.

The annual performance in net profit was explained by S/ 203.9 million lower impairment loss on loans, net of recoveries, as well as an increase of S/ 11.6 million in fee income from financial services, net and S/ 7.0 million in other income. These effects were partially offset by increases of S/ 61.1 million in income tax, of S/ 35.4 million in other expenses, as well as a reduction of S/ 7.4 million in net interest income.

Consequently, Interbank’s ROE was 14.4% in 3Q24, higher than the 11.1% registered in 2Q24 and the 10.2% reported in 3Q23.

Banking Segment’s P&L Statement

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Interest and similar income	1,590.9	1,484.4	1,505.8	1.4%	(5.3)%
Interest and similar expense	(627.3)	(559.4)	(549.7)	(1.7)%	(12.4)%
Net interest and similar income	963.5	925.0	956.1	3.4%	(0.8)%
Impairment loss on loans, net of recoveries	(581.2)	(474.0)	(377.4)	(20.4)%	(35.1)%
Recovery (loss) due to impairment of financial investments	(0.0)	(1.0)	0.1	n.m.	n.m.
Net interest and similar income after impairment loss	382.3	449.9	578.8	28.6%	51.4%
Fee income from financial services, net	198.7	195.1	210.3	7.8%	5.9%
Other income	120.2	128.5	127.2	(1.0)%	5.8%
Other expenses	(490.5)	(514.7)	(525.9)	2.2%	7.2%
Income before translation result and income tax	210.6	258.8	390.4	50.8%	85.4%
Translation result	6.8	3.3	(9.5)	n.m.	n.m.
Income tax	(21.2)	(41.6)	(82.3)	97.9%	n.m.
Profit for the period	196.2	220.6	298.7	35.4%	52.2%
ROE	10.2%	11.1%	14.4%
Efficiency ratio	36.5%	39.7%	39.0%
NIM	5.6%	5.2%	5.3%
NIM on loans	8.5%	7.9%	7.8%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 71,133.9 million as of September 30, 2024, representing an increase of 4.2% QoQ and an increase of 6.9% YoY.

The quarterly increase in interest-earning assets was mainly explained by an increase of 42.4% in cash and due from banks and inter-bank funds, and a slight increase of 0.5% in loans, partially offset by a decrease of 10.7% in financial investments.

The YoY growth in interest-earning assets was attributed to increases of 39.3% in cash and due from banks and of 2.8% in loans, partially offset by a decrease of 4.0% in financial investments.

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Interest-earning assets

S/ million	09.30.23	06.30.24	09.30.24	%chg 09.30.24/ 06.30.24	%chg 09.30.24/ 09.30.23
Cash and due from banks and inter-bank funds	9,579.5	9,374.2	13,345.5	42.4%	39.3%
Financial investments	11,508.2	12,379.1	11,048.6	(10.7)%	(4.0)%
Loans	45,482.2	46,517.1	46,739.8	0.5%	2.8%
Total interest-earning assets	66,569.9	68,270.4	71,133.9	4.2%	6.9%

Loan portfolio

S/ million	09.30.23	06.30.24	09.30.24	%chg 09.30.24/ 06.30.24	%chg 09.30.24/ 09.30.23
Performing loans
Retail	25,186.0	24,437.4	24,364.7	(0.3)%	(3.3)%
Commercial	20,028.9	21,447.2	21,806.9	1.7%	8.9%
Total performing loans	45,214.9	45,884.6	46,171.6	0.6%	2.1%
Restructured and refinanced loans	403.8	468.9	415.3	(11.4)%	2.9%
Past due loans	1,571.4	1,611.5	1,467.2	(9.0)%	(6.6)%
Total gross loans	47,190.1	47,965.0	48,054.1	0.2%	1.8%
Add (less)
Accrued and deferred interest	593.9	555.1	510.6	(8.0)%	(14.0)%
Impairment allowance for loans	(2,301.7)	(2,003.0)	(1,825.0)	(8.9)%	(20.7)%
Total direct loans, net	45,482.2	46,517.1	46,739.8	0.5%	2.8%

The evolution of performing loans in a year over year basis continues to be affected by loans under the Reactiva Peru Program. As of September 30, 2024, these performing loans amounted S/ 244.1 million, compared to balances of S/ 354.8 million as of June 30, 2024 and S/ 773.2 million as of September 30, 2023.

Additionally, the evolution of commercial loans continued to be benefited by the Impulso MyPeru program, with focused on disbursing loans to SMEs and mid-sized segments. As of September 30, 2024, Interbank has disbursed S/ 2,400 million. It is important to mention that these loans are guaranteed by the government with coverage levels between 50% to 98%.

Performing loans increased 0.6% QoQ, as commercial loans increased 1.7% and retail loans decreased 0.3%. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans and commercial loans would have increased 0.7% and 2.2% QoQ, respectively.

Retail loans decreased 0.3% due to a reduction in cash loans and credit cards, partially compensated by 1.9% increase in mortgages and by 2.2% growth in payroll deduction loans.

The 1.7% increase in commercial loans was due to increases of 1.3% in working capital loans, partially offset by decreases of 6.3% and 2.6% in leasing operations and trade finance loans respectively.

Performing loans increased 2.1% YoY explained by an 8.9% increase in commercial loans, partially offset by a 3.3% decrease in retail loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 2.0% and 12.0% YoY, respectively.

The annual increase in commercial loans was mainly explained by an increase of 8.8% in working capital loans and of 0.7% in leasing operations. These effects were partially offset by a drecrease of 16.2% in trade finance loans.

The 3.3% lower retail loans were due to decreases of 21.8% in consumer loans and 16.2% in credit cards, partially offset by increases of 6.9% in mortgages and of 13.5% in payroll deduction loans.

As of 3Q23, 2Q24 and 3Q24, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 896.0 million, S/ 434.0 million and S/ 315.1 million, respectively, representing 94.7% of total balances of Reactiva Peru loans in 3Q23, 93.4% in 2Q24 and 91.9% in 3Q24.

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It is worth mentioning that these loans are guaranteed in large part by the Peruvian government. As of September 30, 2024, Interbank activated the guaranteed coverage for an amount of S/ 825.2 million. In the case of Impulso Myperu programme loans, they also come with guarantees from the government.

Breakdown of retail loans

S/ million	09.30.23	06.30.24	09.30.24	%chg 09.30.24/ 06.30.24	%chg 09.30.24/ 09.30.23
Consumer loans:
Credit cards & other loans	10,599.6	8,864.1	8,462.1	(4.5)%	(20.2)%
Payroll deduction loans(1)	5,172.5	5,759.3	5,868.2	1.9%	13.5%
Total consumer loans	15,772.1	14,623.4	14,330.4	(2.0)%	(9.1)%
Mortgages	9,413.9	9,814.0	10,034.4	2.2%	6.6%
Total retail loans	25,186.0	24,437.4	24,364.7	(0.3)%	(3.3)%

(1)
Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	09.30.23	06.30.24	09.30.24	%chg 09.30.24/ 06.30.24	%chg 09.30.24/ 09.30.23
Deposits and obligations	45,652.6	48,472.9	51,354.6	5.9%	12.5%
Due to banks and correspondents and inter-bank funds	9,522.5	8,645.9	7,897.8	(8.7)%	(17.1)%
Bonds, notes and other obligations	4,508.6	4,392.7	4,493.8	2.3%	(0.3)%
Total	59,683.8	61,511.4	63,746.3	3.6%	6.8%
% of funding
Deposits and obligations	76.5%	78.8%	80.6%
Due to banks and correspondents and inter-bank funds	16.0%	14.1%	12.4%
Bonds, notes and other obligations	7.6%	7.0%	7.0%

Interbank's funding base was still influenced by the funds provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of September 30, 2024, the balance of such special funding was S/ 197.4 million, compared to S/ 294.0 million as of June 30, 2024, and S/ 690.2 million as of September 30, 2023.

The bank’s total funding base increased 3.6% in the QoQ analysis, in line with the increase of 4.2% in interest-earnings assets. This was explained by increases of 5.9% in deposits and obligations and 2.3% in bonds, partially offset by an 8.7% decrease in due to banks and correspondents and inter-bank funds.

The quarterly growth in deposits and obligations was mainly due to an increase of 5.1% in retail deposits, of 6.4% in commercial deposits, and of 8.5% in institutional deposits. Also, current and saving accounts showed an increase of 10.8% and 6.0% respectively, as well as a 6.4% increase in time deposits.

The quarterly reduction in due to banks and correspondents and inter-bank funds was mainly due to lower funding provided by the BCRP, as well as a reduction in funds from correspondent banks abroad. These effects were partially offset by an increase in funding from COFIDE and interbank funds.

The bank's total funding increased by 6.8% YoY, in line with the 4.2% growth in interest-earning assets. This was explained by a 12.5% increase in deposits, partially offset by a 17.1% reduction in amounts due to banks and interbank funds.

The annual increase in deposits was mainly due to increases of 10.4% in retail deposits, 11.5% in commercial deposits, and 25.5% in institutional deposits.

The YoY reduction in amounts due to banks and interbank funds was mainly the result of lower funding provided by the Central Bank. This factor was partially offset by an increase in interbank funds, COFIDE, and correspondent banks abroad.

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As of September 30, 2024, the proportion of deposits and obligations to total funding was 80.6%, higher than the 78.8% reported as of June 30, 2024, and the 76.5% reported as of September 30, 2023.

Breakdown of deposits

S/ million	09.30.23	06.30.24	09.30.24	%chg 09.30.24/ 06.30.24	%chg 09.30.24/ 09.30.23
By customer service:
Retail	24,079.9	25,304.0	26,594.3	5.1%	10.4%
Commercial	14,420.9	15,117.5	16,119.6	6.6%	11.8%
Institutional	6,553.5	7,580.6	8,225.5	8.5%	25.5%
Other	598.3	266.8	273.0	2.3%	(54.4)%
Total	45,652.6	48,268.9	51,212.3	6.1%	12.2%
By type:
Demand	12,458.8	12,257.2	13,308.3	8.6%	6.8%
Savings	16,854.2	18,796.0	19,938.5	6.1%	18.3%
Time	16,324.7	17,414.1	18,092.3	3.9%	10.8%
Other	14.9	5.6	15.5	n.m.	4.2%
Total	45,652.6	48,472.9	51,354.6	5.9%	12.5%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q23	2Q24	3Q24	%chg QoQ		%chg YoY
Interest and similar income	1,590.9	1,484.4	1,505.8	1.4%		(5.3)%
Interest and similar expense	(627.3)	(559.4)	(549.7)	(1.7)%		(12.4)%
Net interest and similar income	963.5	925.0	956.1	3.4%		(0.8)%
NIM	5.6%	5.2%	5.3%	10	bps	-30	bps

Interest and similar income

S/ million	3Q23	2Q24	3Q24	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	80.1	80.3	92.1	14.8%		15.1%
Financial investments	136.4	142.9	144.3	1.0%		5.8%
Loans	1,374.4	1,261.2	1,269.4	0.6%		(7.6)%
Total Interest and similar income	1,590.9	1,484.4	1,505.8	1.4%		(5.3)%
Average interest-earning assets	68,470.1	70,534.1	71,616.1	1.5%		4.6%
Average yield on assets (annualized)	9.3%	8.4%	8.4%	0	bps	-90	bps

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Interest and similar expense

S/ million	3Q23	2Q24	3Q24	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(435.9)	(381.6)	(371.6)	(2.6)%		(14.7)%
Due to banks and correspondents and inter-bank funds	(129.0)	(114.4)	(112.8)	(1.4)%		(12.5)%
Bonds, notes and other obligations	(62.5)	(63.4)	(65.3)	2.9%		4.5%
Total Interest and similar expense	(627.3)	(559.4)	(549.7)	(1.7)%		(12.4)%
Average interest-bearing liabilities	59,379.2	61,485.8	62,628.8	1.9%		5.5%
Average cost of funding (annualized)	4.2%	3.6%	3.5%	-10	bps	-70	bps

QoQ Performance

Net interest and similar income increased 3.4% QoQ due to a 1.4% increase in interest and similar income, as well as a 1.7% decrease in interest and similar expense.

The higher interest and similar income was attributed to increases of 14.8% in interest on due from banks and inter-bank funds, 1.0% in interest on financial investments and 0.6% in interest on loans.

Interest on due from banks and inter-bank funds increased S/ 11.8 million QoQ, or 14.8%, explained by a 20 basis point increase in the average yield and a 5.3% higher average volume.

Interest on financial investments grew S/ 1.4 million QoQ, or 1.0% explained by a 20 basis point increase in the average yield, partially compensated by a 3.5% decrease in the average volume.

Interest on loans increased S/ 8.2 million QoQ, or 0.6% explained by a 2.0% growth in the average volume, partially compensated by a 10 basis point decrease in the average yield. The lower average rate on loans, from 10.6% in 2Q24 to 10.5% in 3Q24, was the result of a loan mix shifts towards low-risk products.

The higher average volume of loans was attributed to a 5.7% increase in commercial loans, compensated by a 0.7% reduction in retail loans. In the commercial portfolio, average loans increased 5.6% in working capital loans and 1.7% in trade finance loans, partially offset by a 1.1% decrease in leasing operations. In the retail portfolio, average volumes decreased 2.2% in consumer loans but increased 1.8% in mortgages.

The nominal average yield on interest-earning assets remained stable QoQ, at 8.4% in 2Q24 and 3Q24 as well, in line with lower yield on loans.

The lower interest and similar expense were due to decreases of 2.6% in interest on deposits and obligations and 1.4% in interest on due to banks and correspondents, partially offset by a 2.9% increase in bonds, notes and other obligations, as a result of the issuance of CDNs in the local market.

Interest on deposits and obligations decreased S/ 10.0 million, or 2.6% QoQ, explained by a 20 basis point decrease in the average cost, from 3.2% in 2Q24 to 3.0% in 3Q24, partially offset by a 3.4% increase in the average volume. By currency, average balances of soles-denominated deposits grew 2.8% while average dollar-denominated deposits lowered 0.4%.

Interest on due to banks and correspondents decreased S/ 1.6 million, or 1.4% QoQ, explained by a 6.9% reduction in the average volume, partially offset by a 30 basis point increase in the average cost.

The average cost of funding decreased 10 basis points, from 3.6% in 2Q24 to 3.5% in 3Q24, as a consequence of a lower cost of deposits and obligations, partially offset by a higher cost of banks and correspondents.

As a result of the above, net interest margin was 5.3% in 3Q24, 10 basis points higher than the 5.2% reported in 2Q24.

YoY Performance

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Net interest and similar income decreased 0.8% YoY due to a 5.3% reduction in interest and similar income, partially offset by 12.4% lower interest and similar expense.

The reduction in interest and similar income was due to a decrease of 7.6% in interest on loans, partially offset by increases of 15.1% in interest on due from banks and inter-bank funds and 5.8% in interest on financial investments.

Interest on loans decreased S/ 105.0 million YoY, or 7.6%, explained by 110 basis point reduction in the average yield, partially offset by a 2.6% increase in the average volume.

The reduction in the average yield on loans, from 11.6% in 3Q23 to 10.5% in 3Q24, was mainly due to lower yields on consumer and commercial loans, associated with higher volumes from Impulso MyPeru.

The higher average volume of loans was attributed to growth of 12.6% in commercial loans, partially offset by decrease of 2.0% in retail loans. In the commercial portfolio, average volumes grew due increases of 10.1% in leasing operations and 7.0% in working capital loans. In the retail portfolio, average volumes lowered due to a decrease of 6.8% in consumer loans (mainly explained by a 17.3% decrease in credit cards, compensated by a 13.9% increase in payroll deductible loans), partially offset by a 6.5% increase in mortgages.

Interest on due from banks and inter-bank funds increase S/ 12.0 million YoY, or 15.1%, explained by a 17.0% increase in the average volume, partially offset by a 10 basis point reduction in the average yield.

Interest on financial investments increased S/ 7.9 million YoY, or 5.8% explained by a 10 basis point increase in the average yield, as well as a 2.2% growth in the average volume.

The nominal average yield on interest-earning assets decreased 90 basis points, from 9.3% in 3Q23 to 8.4% in 3Q24, in line with the lower yield on loans and due from banks.

The lower interest and similar expense were due to decreases 14.7% in interest on deposits and obligations, 12.5% in interest on due to banks and correspondents and inter-bank funds, partially offset by a 4.5% increase in interest on bonds, notes and other obligations.

Interest on deposits and obligations decreased S/ 64.3 million YoY, or 14.7% explained by a 80 basis point reduction in the average cost, from 3.8% in 3Q23 to 3.0% in 3Q24. In addition, average volume increased 9.4%. By currency, average balances of soles-denominated deposits grew 10.7% while average dollar-denominated deposits grew 7.0%.

Interest on due to banks and correspondents decreased S/ 16.2 million YoY, or 12.5% as a result of a 11.2% reduction in the average volume, as well as a stable performance in the average cost at 5.5% in 3Q24.

Interest on bonds, notes and other obligations increased S/ 2.8 million YoY, or 4.5% mainly explained by a 30 basis point increase in the average cost. Impact was associated to the issuance of US$ 300 million subordinated bond in January 2024, that substituted the subordinated bond BINTPE29.

The average cost of funding decreased 70 basis points, from 4.2% in 3Q23 to 3.5% in 3Q24.

As a result of the above, net interest margin was 5.3% in 3Q24, 30 basis points lower than the 5.6% reported in 3Q23.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries, decreased 20.4% QoQ, and 35.5% YoY.

The quarterly and yearly performance were explained by lower provision requirements in the retail and commercial loan book. In the retail portfolio, the decrease in provisions was primarily driven by improved payment behavior, which resulted in lower requirements for consumer loans and credit cards. In the commercial portfolio, the decrease in provisions was driven by lower requirements across all segments, especially in the SME segment, due to the impact of Impulso MyPeru.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 3.1% in 3Q24, lower than the 4.0% reported in the 2Q24, and than the 5.0% reported in the 3Q23.

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Impairment loss on loans, net of recoveries

S/ million	3Q23	2Q24	3Q24	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(581.2)	(474.0)	(377.4)	(20.4)%		(35.1)%
Impairment loss on loans/average gross loans	5.0%	4.0%	3.1%	-90	bps	-190	bps
S3 NPL ratio (at end of period)	3.1%	3.2%	2.9%	-30	bps	-20	bps
S3 NPL coverage ratio (at end of period)	160.6%	132.6%	131.3%	-130	bps	n.m.
Impairment allowance for loans	2,301.7	2,003.0	1,825.0	(8.9)%		(20.7)%

The Stage 3 NPL ratio decreased 30 basis points QoQ, and 20 basis points YoY, to 2.9% in 3Q24. The quarterly decrease was due to a 40 basis point reduction in the retail loans’ NPL and of 20 basis points in commercial loans. Furthermore, the S3 NPL coverage ratio was 131.3% as of September 30, 2024, lower than the 132.6% reported as of June 31, 2024, and the 160.6% registered as of September 30, 2023.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services increased S/ 15.2 million QoQ, or 7.8%, mainly explained by higher commissions from credit card services and commissions from banking services, as well as higher maintenance and mailing of accounts, transfer fees and commissions on debit card services. These effects were partially offset by an increase of S/ 5.5 million in total expenses.

Net fee income from financial services increased S/ 11.6 million YoY, or 5.9%, mainly due to higher commissions from banking services and fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services. These effects were partially offset by lower commissions from credit card services as well as an increase of S/ 6.5 million YoY.

Fee income from financial services, net

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Income
Commissions from credit card services	114.4	105.3	113.8	8.1%	(0.6)%
Commissions from banking services	77.9	84.4	89.9	6.5%	15.5%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	76.1	80.7	85.5	5.9%	12.4%
Fees from indirect loans	17.3	16.3	16.8	3.4%	(2.4)%
Collection services	14.2	13.9	15.2	9.6%	6.9%
Other	10.6	7.3	7.4	1.1%	(30.8)%
Total income	310.4	307.9	328.6	6.7%	5.8%
Expenses
Insurance	(17.2)	(17.4)	(16.3)	(6.2)%	(5.4)%
Fees paid to foreign banks	(6.9)	(6.7)	(7.2)	6.1%	4.4%
Other	(87.7)	(88.6)	(94.8)	7.0%	8.1%
Total expenses	(111.8)	(112.8)	(118.3)	4.9%	5.8%
Fee income from financial services, net	198.7	195.1	210.3	7.8%	5.9%

OTHER INCOME

Other income decreased S/ 1.3 million QoQ, mainly explained by a lower contribution in extraordinary concepts, a lower net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income increased S/ 7.0 million YoY mainly explained by a higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss and a higher net gain on sale of financial investments, partially offset by lower contribution of extraordinary concepts.

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Other income

S/ million	3Q23	2Q24	3Q24		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	95.1	111.0	110.7	(1)	(0.3)%	16.4%
Net gain on sale of financial investments	1.0	2.4	3.8		55.9%	n.m.
Other	24.0	15.1	12.7		(15.8)%	(47.1)%
Total other income	120.2	128.5	127.2		(1.0)%	5.8%

(1)
Includes S/ 109.6 million of net gain on foreign exchange transactions and S/ -12.0 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses increased S/ 11.2 million QoQ, or 2.2%, and S/ 35.4 million YoY, or 7.2%.

The quarterly increase in other expenses was mainly explained by higher salaries and employee benefits, partially offset by lower administrative expenses.

The annual increase was the result of higher salaries and employee benefits, as well as higher administrative expenses and depreciation and amortization.

The efficiency ratio was 39.0% in 3Q24, lower compared to the 39.7% reported in 2Q24, but higher than the 36.5% registered in 3Q23.

Other expenses

S/ million	3Q23	2Q24	3Q24	%chg QoQ		%chg YoY
Salaries and employee benefits	(149.4)	(155.8)	(172.2)	10.5%		15.2%
Administrative expenses	(250.1)	(264.3)	(259.3)	(1.9)%		3.7%
Depreciation and amortization	(69.0)	(75.2)	(73.0)	(3.0)%		5.8%
Other	(22.0)	(19.4)	(21.5)	10.6%		(2.3)%
Total other expenses	(490.5)	(514.7)	(525.9)	2.2%		7.2%
Efficiency ratio	36.5%	39.7%	39.0%	-70	bps	250	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk weighted assets (RWA) was 15.9% as of September 30, 2024, above the 15.0% reported as of June 30, 2023 and the 15.0% registered as of September 30, 2023.

As of 3Q24, risk-weighted assets (RWA) showed a decrease of -2.1% QoQ, mainly due to lower capital requirements for credit risk. The lower risk weighted assets (RWA) for credit risk was attributed to lower risk weighted assets (RWA) for loans and other assets.

In terms of regulatory capital, it increased by 3.6% QoQ, mainly attributed to the increase in accumulated profit and an improvement in unrealized results.

The annual increase in the capital ratio was due to a 4.0% growth in regulatory capital and a -1.4% drop in risk weighted assets (RWA). The decrease in risk weighted assets (RWA) was the result of lower capital requirements for credit risk, mainly explained by lower loans and other assets, as well as lower risk weighted assets (RWA) for investments.

The YoY changes in regulatory capital was largely the result of the application of profits on the result of the 2023 financial year, the profit for the current year up to 3Q24, as well as the improvement in the unrealized result of the investment portfolio available for sale. These effects were partially offset by higher adjustments for investments in companies that are part of the financial consolidated group to which Interbank belongs, as a consequence of regulatory changes published at the end of March 2024.

Also, it is worth mentioning that in December 2022, the SBS issued the Official Document No. 03952-2022, by which it established that, from March 1, 2023, the minimum regulatory capital ratio requirement would remain at 8.5% and would follow an adequation schedule until March 2024, date in which the minimum regulatory capital ratio requirement will reach 10.0%. This date was modified

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with later resolutions, being the Resolution N° 274-2024, published in January 2024, the last current update, which establishes the new date for the implementation of the global limit in March 2025.

As of September 30, 2024, Interbank’s total capital ratio of 15.9% was significantly higher than the global requirements plus buffers and capital assigned to cover additional risks, by disposition of the SBS. The minimum regulatory requirement was 9.0% as of December 31, 2023. Additionally, Core Equity Tier 1 (CET1) was 12.2% under the new methodology required by the SBS, compared to the 11.2% registered as of June 30, 2024, and the 11.2% reported as of September 30, 2023. It is important to mention that under the new SBS regulation CET1 is the main component of the Tier I capital ratio.

Regulatory capital

S/ million	09.30.23	06.30.24	09.30.24	%chg 09.30.24/ 06.30.24		%chg 09.30.24/ 09.30.23
Tier I capital	7,195.9	7,282.9	7,711.9	5.9%		7.2%
Tier II capital	2,460.5	2,412.3	2,330.3	(3.4)%		(5.3)%
Total regulatory capital	9,656.4	9,695.2	10,042.2	3.6%		4.0%
Risk-weighted assets (RWA)	64,277.5	64,741.7	63,356.3	(2.1)%		(1.4)%
Total capital ratio	15.0%	15.0%	15.9%	90	bps	90	bps
Tier I capital / RWA	11.2%	11.2%	12.2%	100	bps	100	bps
CET1	11.2%	11.2%	12.2%	100	bps	100	bps

(1)
Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

13

Interseguro

SUMMARY

Interseguro’s profits reached S/ 67.4 million in 3Q24, a reduction of S/ 11.1 million compared to the previous quarter, but an increase of S/ 31.9 million compared to the same quarter of the previous year.

The quarterly decrease was mainly explained by decreases of S/ 19.9 million in insurance results, S/ 21.3 million in other income and S/ 15.2 million in loss due to impairment of financial investments. These effects were partially offset by a S/ 44.1 million increase in translation result.

The annual performance in net profit was mainly explained by increases of S/ 60.2 million in translation results and S/ 13.3 million in other income. However, these factors were partially offset by a S/ 12.4 million decrease in recovery due to impairment of financial investments, an increase of S/11.5 in other expenses, and reductions of S/ 9.3 in insurance results and S/ 8.3 million in net interest and similar income.

Interseguro’s ROE registered 64.1% for 3Q24 higher when compared to the 58.5% and 48.1% registered in 2Q24 and 3Q23 respectively.

Insurance Segment’s P&L Statement

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Interest and similar income	212.5	205.9	213.7	3.8%	0.6%
Interest and similar expenses	(28.7)	(36.4)	(38.2)	4.8%	32.9%
Net interest and similar income	183.8	169.5	175.5	3.6%	(4.5)%
Recovery (loss) due to impairment of financial investments	3.3	6.1	(9.1)	n.m.	n.m.
Net interest and similar income after impairment loss	187.1	175.6	166.5	(5.2)%	(11.0)%
Fee income from financial services, net	(2.5)	(2.5)	(2.8)	9.7%	10.7%
Insurance results	(28.7)	(18.1)	(38.0)	n.m.	32.3%
Other income	10.4	45.0	23.7	(47.3)%	n.m.
Other expenses	(93.4)	(100.2)	(104.9)	4.7%	12.3%
Income before translation result and income tax	72.8	99.7	44.5	(55.4)%	(38.9)%
Translation result	(37.3)	(21.2)	22.9	n.m.	n.m.
Profit for the period	35.5	78.5	67.4	(14.2)%	89.9%
ROE	48.1%	58.5%	64.1%
Efficiency ratio	12.9%	15.3%	14.6%

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Interest and similar income	212.6	205.9	213.7	(14.2)%	89.9%
Interest and similar expenses	(24.9)	(22.9)	(21.3)	(6.9)%	(14.4)%
Net interest and similar income	187.8	183.0	192.4	5.1%	2.5%
Recovery (loss) due to impairment of financial investments	3.3	6.1	(9.1)	n.m.	n.m.
Net Interest and similar income after impairment loss	191.0	189.1	183.4	(3.1)%	(4.0)%
Net gain (loss) on sale of financial investments	4.7	5.9	15.9	n.m.	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	(47.6)	(12.2)	8.9	n.m.	n.m.
Rental income	16.5	17.7	18.0	1.5%	8.6%
Gain on sale of investment property	0.0	(3.2)	(5.5)	74.3%	n.m.
Valuation gain (loss) from investment property	34.9	33.9	(22.8)	n.m.	n.m.
Other(1)	0.5	(4.9)	(0.6)	(88.4)%	n.m.
Other income	9.0	37.2	13.9	(62.5)%	55.2%
Results from investments	200.0	226.3	197.3	(12.8)%	(1.4)%

(1)
Only includes transactions related to investments.

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NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 213.7 million in 3Q24, an increase of S/ 9.4 million QoQ, or 5.1%, and an increase of S/ 4.6 million YoY, or 2.5%.

The quarterly performance was mainly explained by an increase of S/ 7.8 million in interest and similar income due to higher inflation rates, and a reduction of S/ 1.6 million in interest and similar expenses.

The improvement in the yearly performance was caused by an increase of S/ 1.1 million in interest and similar income due to higher dividends received, and a decrease in interest and similar expenses of S/ 3.6 million.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Loss due to impairment of financial investments was S/ 9.1 million in 3Q24 due to a rating downgrade of a fixed income investment compared to a recovery’s of S/ 6.1 million in 2Q24 and of S/ 3.3 million in 3Q23.

OTHER INCOME

Other income related to investment was S/ 13.9 million in 3Q24, a decrease of S/ 23.3 million QoQ and an increase of S/ 4.9 million YoY.

The quarterly decrease was explained by a valuation loss from investment property of S/ 56.7 million resulting from exchange rate fluctuations. This effect was partially offset by a net gain on financial assets at fair value of S/ 21.1 million and a net gain of S/15.9 due to the sale of fixed income investments.

The annual performance in other income was mainly due to a net profit on sale of financial investments of S/ 11.2 million and a net gain on financial assets at a fair value of S/ 56.5 million. These factors were partially offset by a valuation loss from investment property of S/ 57.7 million due to exchange rate fluctuations and a net loss on sale of investment property of S/ 5.5 million.

INSURANCE RESULTS

Insurance Results

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Insurance Income	181.3	184.8	193.1	4.4%	6.5%
Insurance Expenses	(210.1)	(203.0)	(231.1)	13.9%	10.0%
Insurance Results	(28.7)	(18.1)	(38.0)	n.m.	32.3%

INSURANCE INCOME

Insurance Income

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Annuities	68.8	70.7	75.9	7.4%	10.2%
Individual Life	24.5	25.0	28.0	12.3%	14.6%
Retail Insurance	88.0	89.2	89.1	(0.1)%	1.3%
Total Insurance Income	181.3	184.8	193.1	4.4%	6.5%

Insurance income was S/ 193.1 million in 3Q24, an increase of S/ 8.3 million QoQ, or 4.4%, and a growth of S/ 11.8 million YoY, or 6.5%.

The quarterly performance was mainly explained by increases of S/ 5.2 million in annuities due to the higher Risk Adjustment, resulting from an update of the fulfillment cash flows estimates and S/ 3.0 million in individual life explained by higher BEL release due to the growth of the life insurance portfolio. These factors were partially offset by a decrease of S/ 0.1 million in retail insurance.

15

The yearly increase was mainly explained by a growth in annuities of S/ 7.1 million due to the higher Risk Adjustment, resulting from an update of the fulfillment cash flows estimates. In addition, in individual life and retail insurance experienced increases of S/3.5 million and S/ 1.1 million respectively.

INSURANCE EXPENSES

Insurance Expenses

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Annuities	(220.0)	(194.1)	(205.8)	6.0%	(6.4)%
Individual Life	27.9	11.6	(10.0)	n.m.	n.m.
Retail Insurance	(18.0)	(20.5)	(15.2)	(25.8)%	(15.4)%
Total Insurance Expenses	(210.1)	(203.0)	(231.1)	13.9%	10.0%

Insurance expenses were S/ 231.1 million in 3Q24, an increase of S/ 28.1 million QoQ, or 13.9%, and S/ 21.0 million YoY, or 10.0%.

The quarterly performance was mainly explained by higher expenses of S/ 11.7 million in annuities, explained by an increase in loss component due to higher inflation rates, a S/ 21.6 million increase in individual life, mainly explained by adjustment of technical reserves of VFA insurance contracts. These factors were partially offset by a decrease of S/5.3 million in retail insurance.

The yearly increase was mainly explained by an increment of S/ 37.9 million in individual life, explained by an update in fulfillment cash flow estimates and adjustments of technical reserves of VFA insurance contracts. This result was partially offset by lower expenses of S/ 14.2 million in annuities due to lower inflation rates and S/ 2.8 million in retail insurance.

OTHER EXPENSES

Other Expenses

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Salaries and employee benefits	(26.0)	(37.9)	(31.5)	(16.8)%	21.3%
Administrative expenses	(17.3)	(17.5)	(20.0)	14.2%	15.1%
Depreciation and amortization	(4.8)	(5.4)	(5.4)	(0.8)%	13.1%
Expenses related to rental income	(1.2)	(3.6)	(3.6)	1.8%	n.m.
Other	(44.2)	(35.9)	(44.4)	23.8%	0.5%
Other expenses	(93.4)	(100.2)	(104.9)	4.7%	12.3%

Other expenses increased by S/ 4.7 million QoQ, or 4.7%, and by S/ 11.5 million YoY, or 12.3%.

16

Inteligo

SUMMARY

Inteligo’s net profit was S/ 33.5 million in 3Q24, a S/ 27.2 million increase QoQ and a S/ 51.2 million decrease YoY.

The quarterly performance was mainly attributable to mark-to-market profits on proprietary portfolio investments increasing in S/ 33.4 million QoQ. This effect was partially offset by a decrease of S/ 0.6 million in net interest and similar income and an increase of S/ 8.8 million in other expenses.

The annual performance was also mainly attributable to mark-to-market profits on proprietary portfolio investments increasing in S/ 58.8 million YoY, as well as a S/ 7.8 million increase in fee income. Other effects that explained the YoY results were a decrease of S/ 2.2 million in net interest and similar income and an increase of S/ 12.1 million in other expenses.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management and mutual funds. Consequently, Inteligo’s AUM increased 1.2% QoQ and 16.5% YoY as of September 30, 2024.

Inteligo’s ROE was 13.9% in 3Q24, higher than the 2.7% reported in 2Q24.

Wealth Management Segment’s P&L Statement

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Interest and similar income	43.6	44.3	43.6	(1.5)%	0.1%
Interest and similar expenses	(24.8)	(27.2)	(27.1)	(0.4)%	9.2%
Net interest and similar income	18.7	17.1	16.5	(3.3)%	(11.9)%
Impairment loss of loans, net of recoveries	0.0	(0.3)	0.2	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	0.6	(0.3)	0.0	n.m.	(97.9)%
Net interest and similar income after impairment loss	19.3	16.5	16.7	1.1%	(13.7)%
Fee income from financial services, net	35.4	42.4	43.2	2.1%	22.0%
Other income	(35.7)	(12.1)	(12.1)	n.m.	n.m.
Other expenses	(35.1)	(38.4)	(47.2)	23.0%	34.5%
Income before translation result and income tax	(16.1)	8.4	35.5	n.m.	n.m.
Translation result	(0.6)	0.8	0.3	(56.9)%	n.m.
Income tax	(1.0)	(2.9)	(2.4)	(16.9)%	n.m.
Profit for the period	(17.7)	6.3	33.5	n.m.	n.m.
ROE	n.m.	2.7%	13.9%
Efficiency ratio	n.m.	79.4%	46.1%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 26,439.6 million in 3Q24, a S/ 324.3 million or 1.2% increase QoQ and a S/ 3,719.0 million or 16.4% increase YoY, mostly explained by inflows in mutual funds and Private Wealth Management.

Client deposits were S/ 3,088.0 million in 3Q24, a S/ 233.5 million or 7.0% decrease QoQ and a S/ 546.1 million or 15.0% decrease YoY, mostly affected by a lower exchange rate.

17

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	7.3	7.3	6.2	(14.8)%	(14.9)%
Financial Investments	12.5	13.5	13.7	0.8%	9.3%
Loans	23.8	23.4	23.7	1.2%	(0.1)%
Total interest and similar income	43.6	44.3	43.6	(1.5)%	0.1%
Interest and similar expenses
Deposits and obligations	(23.1)	(25.5)	(25.5)	0.0%	10.7%
Due to banks and correspondents	(1.7)	(1.7)	(1.6)	(7.8)%	(10.5)%
Total interest and similar expenses	(24.8)	(27.2)	(27.1)	(0.4)%	9.2%
Net interest and similar income	18.7	17.1	16.5	(3.3)%	(11.9)%

Inteligo’s net interest and similar income was S/ 16.5 million in 3Q24, a S/ 0.6 million, or 3.3% decrease when compared with 2Q24, mainly explained by lower interests in due from banks and inter-bank funds.

Net interest and similar income decreased S/ 2.2 million YoY, or 11.9%, because of a higher interest expense on deposits and obligations. This increase reflects higher rates on time deposits, aligning with the Federal Reserve's reference rate hikes throughout 2023.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Income
Brokerage and custody services	2.8	3.7	3.3	(10.3)%	19.5%
Funds management	33.0	39.0	40.3	3.3%	22.2%
Total income	35.8	42.7	43.7	2.1%	22.0%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.2)	5.3%	18.2%
Others	(0.2)	(0.2)	(0.2)	18.8%	26.3%
Total expenses	(0.3)	(0.4)	(0.4)	11.9%	22.2%
Fee income from financial services, net	35.4	42.4	43.2	2.1%	22.0%

Net fee income from financial services was S/ 43.2 million in 3Q24, an increase of S/ 0.8 million or 2.1% when compared to the previous quarter, mainly explained by higher fees from the wealth management segment.

On a YoY basis, net fee income from financial services increased S/ 7.8 million, or 22.0%, mainly due to higher fees from funds management. This was explained by assets under management growth in Private Wealth Management and mutual funds.

OTHER INCOME

Other income

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Net gain on sale of financial investments	0.2	(2.1)	(0.8)	(60.8)%	n.m.
Net trading gain (loss)	(34.4)	(9.0)	24.4	n.m.	n.m.
Other	(1.5)	(1.1)	(0.8)	(28.1)%	(50.3)%
Total other income	(35.7)	(12.1)	22.8	n.m.	n.m.

Inteligo’s other income reached S/ 22.8 million in 3Q24, compared to losses of S/ -12.1 million in 2Q24, due to positive mark-to-market valuations on proprietary portfolio investments.

18

OTHER EXPENSES

Other expenses

S/ million	3Q23	2Q24	3Q24	%chg QoQ	%chg YoY
Salaries and employee benefits	(20.7)	(23.8)	(21.4)	(10.0)%	3.2%
Administrative expenses	(10.0)	(11.9)	(12.8)	7.5%	28.3%
Depreciation and amortization	(3.7)	(2.2)	(2.1)	(4.1)%	(42.6)%
Other	(0.7)	(0.4)	(10.9)	n.m.	n.m.
Total other expenses	(35.1)	(38.4)	(47.2)	23.0%	34.5%
Efficiency ratio	n.m.	79.4%	46.1%

Other expenses reached S/ 47.2 million in 3Q24, an increase of S/ 8.8 million or 23.0% QoQ and of S/ 12.1 million or 34.5% YoY, mainly due to other provisions.

19

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of September 30, 2024, December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

Interim consolidated financial statements as of September 30, 2024, December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of September 30, 2024 and December 31, 2023

	Note	30.09.2024	31.12.2023
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,513,929	3,059,226
Interest bearing		10,832,620	6,038,794
Restricted funds		267,140	720,691
		14,613,689	9,818,711
Inter-bank funds	4(e)	50,000	524,915
Financial investments	5	26,686,409	26,721,991
Loans, net:	6
Loans, net of unearned interest		50,110,568	48,869,807
Impairment allowance for loans		(1,825,152)	(2,349,425)
		48,285,416	46,520,382
Investment property	7	1,329,650	1,298,892
Property, furniture and equipment, net		818,752	804,832
Due from customers on acceptances		15,144	40,565
Intangibles and goodwill, net		1,640,968	1,687,120
Other accounts receivable and other assets, net	8	2,073,364	2,125,148
Reinsurance contract assets	12	22,300	26,287
Deferred Income Tax asset, net		21,464	55,936
Total assets		95,557,156	89,624,779
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		7,601,543	7,960,318
Interest bearing		46,529,809	41,227,916
		54,131,352	49,188,234
Inter-bank funds	4(e)	821,116	119,712
Due to banks and correspondents	10	7,500,885	9,025,930
Bonds, notes and other obligations	11	5,859,019	5,551,629
Due from customers on acceptances		15,144	40,565
Insurance and reinsurance contract liabilities	12	12,872,701	12,207,536
Other accounts payable, provisions and other liabilities	8	3,722,108	3,407,360
Deferred Income Tax liability, net		118,639	75,712
Total liabilities		85,040,964	79,616,678
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(88,947)	(84,309)
Capital surplus		532,771	532,771
Reserves		6,000,000	6,000,000
Unrealized results, net		(350,340)	(457,793)
Retained earnings		3,324,060	2,921,531
		10,455,561	9,950,217
Non-controlling interest		60,631	57,884
Total equity, net		10,516,192	10,008,101
Total liabilities and equity, net		95,557,156	89,624,779

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of income

For the nine-month periods ended September 30, 2024 and 2023

	Note	30.09.2024	30.09.2023
		S/(000)	S/(000)
Interest and similar income	15	5,302,925	5,315,367
Interest and similar expenses	15	(1,904,860)	(1,910,829)
Net interest and similar income		3,398,065	3,404,538
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(1,400,459)	(1,365,627)
Loss due to impairment of financial investments	5(c) and 5(d)	(42,945)	(8,281)
Net interest and similar income after impairment loss		1,954,661	2,030,630
Fee income from financial services, net	16	843,024	890,702
Net gain on foreign exchange transactions		325,919	217,590
Net gain on sale of financial investments		18,084	8,850
Net gain (loss) on financial assets at fair value through profit or loss	5(e) and 10(b)	11,285	(49,585)
Net gain on investment property	7(b)	79,387	42,573
Other income	17	73,662	113,958
		1,351,361	1,224,088
Gross result of insurance activities	18	(139,535)	(154,259)
		(139,535)	(154,259)
Other expenses
Salaries and employee benefits		(700,375)	(678,860)
Administrative expenses		(1,004,551)	(949,355)
Depreciation and amortization		(311,159)	(279,461)
Other expenses	17	(136,953)	(151,245)
		(2,153,038)	(2,058,921)
Income before translation result and Income Tax		1,013,449	1,041,538
Exchange difference		(8,809)	(9,931)
Income Tax	14(f)	(187,273)	(238,425)
Net profit for the period		817,367	793,182
Attributable to:
IFS’s shareholders		812,530	787,829
Non-controlling interest		4,837	5,353
		817,367	793,182
Earnings per share attributable to IFS’s shareholders, basic and diluted (in Soles)	19	7.098	6.836
Outstanding shares (weighted average in thousands)	19	114,479	115,248

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the nine-month periods ended September 30, 2024 and 2023

	30.09.2024	30.09.2023
	S/(000)	S/(000)
Net profit for the period	817,367	793,182
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains on valuation of equity instruments at fair value through other comprehensive income	5,985	9,053
Income Tax	(1,590)	149
Total unrealized gain that will not be reclassified to the consolidated statement of income in subsequent periods	4,395	9,202
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	647,636	311,794
Income Tax	(4,652)	3,286
	642,984	315,080
Insurance reserves at fair value	(507,851)	(243,928)
Net movement of cash flow hedges	(13,658)	(47,003)
Income Tax	2,039	8,022
	(11,619)	(38,981)
Translation of foreign operations	(676)	(4,207)
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods	122,838	27,964
Other comprehensive income for the period	127,233	37,166
Total comprehensive income for the period, net of Income Tax	944,600	830,348
Attributable to:
IFS’s shareholders	938,418	823,910
Non-controlling interest	6,182	6,438
	944,600	830,348

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of changes in equity

For the nine-month periods ended September 30, 2024 and 2023

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2023	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	2,359,464	9,372,468	53,759	9,426,227
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	787,829	787,829	5,353	793,182
Other comprehensive income	—	—	—	—	—	—	9,191	313,473	(243,528)	(38,848)	(4,207)	—	36,081	1,085	37,166
Total comprehensive income	—	—	—	—	—	—	9,191	313,473	(243,528)	(38,848)	(4,207)	787,829	823,910	6,438	830,348
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(511,788)	(511,788)	—	(511,788)
Purchase of shares, Note 13(b)	—	(938)	—	(80,946)	—	—	—	—	—	—	—	—	(80,946)	—	(80,946)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,242)	(4,242)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(29,619)	—	—	—	—	29,619	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(2,252)	(2,252)	(62)	(2,314)
Balance as of September 30, 2023	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(67,191)	(2,107,336)	1,467,965	(48,110)	206,713	2,662,872	9,601,392	55,893	9,657,285

Balance as of January 1, 2024	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	812,530	812,530	4,837	817,367
Other comprehensive income	—	—	—	—	—	—	4,307	640,947	(507,105)	(11,585)	(676)	—	125,888	1,345	127,233
Total comprehensive income	—	—	—	—	—	—	4,307	640,947	(507,105)	(11,585)	(676)	812,530	938,418	6,182	944,600
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(427,369)	(427,369)	—	(427,369)
Purchase of shares, Note 13(b)	—	(48)	—	(4,638)	—	—	—	—	—	—	—	—	(4,638)	—	(4,638)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,056)	(3,056)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(18,435)	—	—	—	—	18,435	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(1,067)	(1,067)	(379)	(1,446)
Balance as of September 30, 2024	115,447	(1,015)	1,038,017	(88,947)	532,771	6,000,000	(78,269)	(652,616)	235,789	(43,518)	188,274	3,324,060	10,455,561	60,631	10,516,192

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of cash flows

For the nine-month periods ended September 30, 2024 and 2023

	30.09.2024	30.09.2023
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	817,367	793,182
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	1,400,459	1,365,627
Loss due to impairment of financial investments	42,945	8,281
Depreciation and amortization	311,159	279,461
Provision for sundry risks	21,091	3,237
Deffered Income Tax	68,682	28,266
Net gain on sale of financial investments	(18,084)	(8,850)
Net (gain) loss of financial assets at fair value through profit or loss	(11,285)	49,585
Net (gain) loss for valuation of investment property	(29,418)	6,933
Net loss on sale of investment property	3,176	—
Loss from sale of fixed asset	(1,643)	(15,300)
Exchange difference	8,809	9,931
Decrease (increase) in interest receivable	242,687	(6,690)
Increase in interest payable	53,610	232,846
Net changes in assets and liabilities
Net increase in loan portfolio	(3,245,991)	(2,813,736)
Net decrease in other accounts receivable and other assets	15,329	16,746
Net decrease in restricted funds	453,664	70,252
Increase in deposits and obligations	4,864,726	313,316
(Decrease) increase in due to banks and correspondents	(1,485,404)	2,379,563
Increase in other accounts payable, provisions and other liabilities	471,122	136,144
(Increase) decrease of investments at fair value through profit or loss	(34,855)	304,129
Net cash provided by operating activities	3,948,146	3,152,923

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.09.2024	30.09.2023
	S/(000)	S/(000)
Cash flows from investing activities
Net sale (purchase) of investments at fair value through other comprehensive income and at amortized cost	600,727	(2,975,291)
Purchase of property, furniture and equipment	(79,334)	(108,374)
Purchase of intangible assets	(143,304)	(176,746)
Purchase of investment property	(40,516)	(13,957)
Sale of investment property	39,176	—
Sale of property, furniture and equipment	—	32,667
Net cash provided by (used in) investing activities	376,749	(3,241,701)
Cash flows from financing activities
Dividends paid	(427,369)	(511,788)
Issuance of bonds, notes and other obligations	1,366,199	—
Payments of bonds, notes and other obligations	(1,111,837)	(1,999,131)
Net decrease in receivable inter-bank funds	474,915	170,216
Net increase in payable inter-bank funds	701,404	421,058
Purchase of treasury stock, net	(4,638)	(80,946)
Dividend payments to non-controlling interest	(3,056)	(4,242)
Lease payments	(61,403)	(64,668)
Net cash provided by (used in) financing activities	934,215	(2,069,501)
Net increase (decrease) in cash and cash equivalents	5,259,110	(2,158,279)
Translation (loss) gain on cash and cash equivalents	(10,585)	6,287
Cash and cash equivalents at the beginning of the period	9,074,211	12,707,776
Cash and cash equivalents at the end of the period	14,322,736	10,555,784

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements

As of September 30, 2024 and December 31, 2023

1. Business activity and current context

(a) Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of September 30, 2024, Intercorp Peru holds directly and indirectly 71.48 percent of the issued capital stock of IFS, equivalent to 71.23 percent of the outstanding capital stock of IFS (71.44 percent of the issued capital stock, equivalent to 71.20 percent of the outstanding capital stock as of December 31, 2023).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of September 30, 2024 and December 31, 2023, IFS holds 99.31 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay"), acquired in April 2022.

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The interim consolidated financial statements as of September 30, 2024, have been approved in Board’s Meeting held on November 12, 2024. The audited consolidated financial statements as of December 31, 2023, (henceforth, Annual Consolidated Financial Statements) were approved by the General Shareholders’ Meeting held on April 01, 2024.

(b) Regulatory changes due to the Covid-19 pandemic and the political and social context –

During the Covid-19 pandemic, the Ministry of Economy and Finance (henceforth “MEF”, by its Spanish acronym), Central Reserve Bank of Peru (henceforth “BCRP”, by its Spanish acronym) and the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) issued several resolutions aimed to alleviate the impacts of the pandemic.

In this sense, the Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits for severance indemnity (“CTS” by its Spanish acronym), Repo operations with the Banco Central de Reserva del Peru (“BCRP” by its Spanish acronym) and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”.

Under the program “Reactiva Peru”, Interbank granted loans for S/6,617,142,000, the balance of which as of September 30, 2024 amounts to S/430,822,000, including accrued interest for S/45,024,000; S/297,492,000 being the amount covered by the guarantee of the Peruvian Government (as of December 31, 2023 amounted to S/848,886,000, including accrued interest for S/46,277,000; S/675,492,000 being the amount covered by the guarantee of the Peruvian Government). It should be noted that as of September 30, 2024 and December 31, 2023, Interbank made rescheduling for the “Reactiva Peru” program for an amount of approximately S/14,968,000 and S/25,928,000, respectively. On the other hand, as of September 30, 2024 and December 31, 2023, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/323,061,000 and S/730,508,000, respectively.

On the other hand, the SBS issued Official Multiple Letters that stablished measures related to loan rescheduling aimed to facilitate the debt payment of the financial sector’s clients. Also, the SBS authorized the entities of the financial sector to modify the contractual conditions of retail loans, provided they comply with several requirements. As of September 30, 2024 and December 31, 2023, the balances of the rescheduled loans amount to approximately S/2,841,851,000 and S/3,513,905,000, respectively.

2. Subsidiaries

Below is information on the main IFS’s Subsidiaries:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the SBS to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of September 30, 2024, Interbank had 150 offices (153 offices as of December 31, 2023).

Below is information on the main Subsidiaries, in which IFS holds approximately 100 percent of the shareholding:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Holding (henceforth “Patrimonio Fideicometido – Interproperties Holding”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Intercorp Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of September 30, 2024 and December 31, 2023, amounted to S/85,712,000 and S/85,272,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of September 30, 2024 and December 31, 2023, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of September 30, 2024 and December 31, 2023, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d) Negocios e Inmuebles S.A. -

This entity, incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of September 30, 2024 and December 31, 2023, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e) San Borja Global Opportunities S.A.C. -

Entity incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f) Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) –

Until March 2022, Interbank maintained 50 percent of both companies incorporated in Peru and in April 2022, IFS acquired the remaining 50 percent, acquiring control of Izipay. Since this time, Izipay consolidates its financial information together with IFS.

Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

3. Significant accounting policies

3.1 Basis of presentation and use of estimates –

The interim consolidated financial statements as of September 30, 2024 and December 31, 2023, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s Audited Consolidated Financial Statements as of December 31, 2023 and 2022 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill and the intangible of indefinite life, the liabilities for Insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed to date.

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Cash and clearing (b)	2,145,723	2,248,845
Deposits in the BCRP (b)	10,347,749	5,215,762
Deposits in banks (c)	1,829,264	1,609,604
Total cash and cash equivalent	14,322,736	9,074,211
Accrued interest	23,813	23,809
Restricted funds (d)	267,140	720,691
Total	14,613,689	9,818,711

Cash and cash equivalents presented in the interim consolidated statements of cash flows exclude the restricted funds and accrued interest.

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	7,815,049	4,593,592
Cash in vaults	2,145,658	2,005,760
Subtotal legal reserve	9,960,707	6,599,352
Non-mandatory reserve
Term deposits in BCRP (**)	2,532,700	—
Overnight deposits in BCRP (***)	—	622,170
Cash and clearing	—	243,029
Subtotal non-mandatory reserve	2,532,700	865,199
Cash balances not subject to legal reserve	65	56
Total	12,493,472	7,464,607

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP (Secured Overnight Financing Rate - SOFR). As of September 30, 2024 and December 31, 2023, the Group presented excess in foreign currency that accrued interest in US Dollars at an annual average rate of 4.50 and 4.86 percent, respectively.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of September 30, 2024, corresponds to nine overnight deposits in local currency, with maturity in the first days of October 2024, and accrued interest an annual interest rate of 5.21 percent.

(***) As of December 31, 2023, it corresponded to an overnight deposit in foreign currency for US$130,000,000 (approximately equivalent to S/482,170,000) and an overnight deposit in local currency for S/140,000,000, with maturity in the first days of January 2024, which accrued interest an annual interest rate of 5.33 and 4.0 percent, respectively.

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Inter-bank transfers (*)	250,698	694,118
Derivative financial instruments, Note 8(b)	15,038	24,725
Others	1,404	1,848
Total	267,140	720,691

(*) Corresponds to funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e) Inter-bank funds -

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of September 30, 2024, Inter-bank funds assets accrue interest at an annual rate of 6.80 percent in local currency and Inter-bank funds liabilities accrue interest at an annual rate of 5.23 percent in local currency (annual rate of 6.75 percent in local currency and 5.50 percent in foreign currency for Inter-bank funds assets and liabilities as of December 31, 2023); and do not have specific guarantees.

5. Financial investments

(a) This caption is made up as follows:

	30.09.2024	31.12.2023
	S/(000)	S/(000)

Debt instruments measured at fair value through other comprehensive income (b) and (c)	20,514,531	20,912,184
Investments at amortized cost (d)	3,816,857	3,383,014
Investments at fair value through profit or loss (e)	1,615,818	1,556,540
Equity instruments measured at fair value through other comprehensive income (f)	476,338	444,878
Total financial investments	26,423,544	26,296,616
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	211,178	334,385
Investments at amortized cost (d)	51,687	90,990
Total	26,686,409	26,721,991

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of September 30, 2024
Corporate, leasing and subordinated bonds (*)	9,550,166	186,063	(639,707)	9,096,522	Oct-24 / Feb-97	1.98	13.83	4.88	14.00
Sovereign Bonds of the Republic of Peru	8,097,470	57,242	(328,153)	7,826,559	Oct-24 / Feb-55	2.52	6.65	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,460,264	279	(221)	2,460,322	Oct-24 / Jun-25	4.65	5.30	—	—
Bonds guaranteed by the Peruvian Government	572,030	5,746	(3,435)	574,341	Oct-24 / Oct-33	3.04	4.61	6.14	7.39
Global Bonds of the Republic of Peru	544,244	1,875	(22,571)	523,548	Jul-25 / Nov-50	—	—	4.41	5.41
Treasury Bonds of the United States of America	20,120	—	(2,646)	17,474	Nov-31	—	—	3.68	3.68
Global Bonds of the United States of Mexico	17,818	—	(2,053)	15,765	Feb-34	—	—	5.58	5.58
Total	21,262,112	251,205	(998,786)	20,514,531
Accrued interest				211,178
Total				20,725,709

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2023
Corporate, leasing and subordinated bonds (*)	9,443,384	83,511	(865,654)	8,661,241	Jan-24 / Feb-97	2.22	14.52	4.00	18.00
Sovereign Bonds of the Republic of Peru	8,320,671	13,599	(558,282)	7,775,988	Aug-24 / Feb-55	0.95	6.82	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	3,445,361	3,638	(15)	3,448,984	Jan-24 / Sep-24	5.60	6.66	—	—
Bonds guaranteed by the Peruvian Government	475,542	7,810	(9,722)	473,630	Oct-24 / Oct-33	2.81	4.65	7.39	7.92
Global Bonds of the Republic of Peru	498,897	—	(35,564)	463,333	Jul-25 / Dec-32	—	—	4.76	5.23
Treasury Bonds of the United States of America	76,556	26	(3,252)	73,330	Jan-24 / Feb-32	—	—	3.87	5.00
Global Bonds of the United States of Mexico	17,769	—	(2,091)	15,678	Feb-34	—	—	5.51	5.51
Total	22,278,180	108,584	(1,474,580)	20,912,184
Accrued interest				334,385
Total				21,246,569

(*) As of September 30, 2024 and December 31, 2023, Inteligo holds corporate bonds from several entities for approximately S/119,600,000 and S/101,215,000, respectively, which guarantee loans received.

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	30.09.2024	31.12.2023	30.09.2023
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	61,046	53,974	53,974
New assets originated or purchased	1,092	1,689	1,292
Assets derecognized or matured (excluding write-offs)	(3,672)	(993)	(922)
Effect on the expected credit loss due to the change of the stage during the year	7,693	(589)	324
Loss for impairment	38,348	9,440	9,903
Others	(473)	(2,059)	(2,316)
Period movement	42,988	7,488	8,281
Effect of foreign exchange variation	(508)	(416)	(187)
Expected credit loss at the end of the period	103,526	61,046	62,068

(d) As of September 30, 2024, investments at amortized cost correspond mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,730,340,000, including accrued interest for an amount of S/39,040,000 (as of December 31, 2023, corresponds to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,393,962,000, including accrued interest for an amount of S/86,652,000). Said investments present low credit risk and the impairment loss is not significant.

As of September 30, 2024, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and estimated fair value amounting to approximately S/3,784,156,000 (as of December 31, 2023, their maturity dates ranged from August 2024 to August 2037, have accrued interest at effective annual rates between 4.36 percent and 7.50 percent, and estimated fair value amounting to approximately S/3,277,672,000).

Additionally, as of September 30, 2024, term deposits mainly issued in Soles are held, for an amount of S/138,203,000, included accrued interest amounting to S/12,646,000 (as of December 31, 2023, term deposits mainly issued in Soles are held, for an amount of S/80,042,000, included accrued interest amounting to S/4,338,000). Said investments present low credit risk and the impairment loss is not material. As of September 30, 2024, the maturity of these investments fluctuates between January 2025 and February 2029, have accrued interest at an annual effective rate between 3.10 percent and 8.80 percent, and their estimated fair value amounts to approximately S/138,203,000 (as of December 31, 2023, the maturity of these investments fluctuates between April 2024 and February 2029, accrued interest at an annual effective rate between 3.10 percent and 8.80 percent, and their estimated fair value amounted to approximately S/80,042,000).

During 2024 and 2023, the Government of the Republic of Peru performed public offerings to repurchase certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offering, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, as of September 30, 2024 and December 31, 2023, Interbank took part of these public offering and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/630,749,000 and S/482,632,000, generating a gain and a loss amounting to S/866,000 and S/490,000, respectively; which was recorded in the caption “Net gain on sale of financial investments” of the interim consolidated statement of income. Additionally, with the purpose of maintaining its asset management strategy, as of September 30, 2024 and December 31, 2023, Interbank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/628,675,000 and S/488,127,000, respectively; and classified them as investments at amortized cost.

As of September 30, 2024 and December 31, 2023, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,044,344,000 and S/2,058,931,000, respectively; see Note 10(a).

As of September 30, 2024 and December 31, 2023, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/429,630,000 and S/445,909,000, respectively, see Note 10(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,269,848	1,169,491
Listed shares	206,215	253,203
Non-listed shares	131,106	122,482
Debt instruments
Corporate, leasing and subordinated bonds	6,505	5,289
Negotiable Certificates of Deposits	2,144	6,075
Total	1,615,818	1,556,540

As of September 30, 2024 and December 31, 2023, investments at fair value through profit or loss include investments held for trading for approximately S/170,915,000 and S/194,033,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,444,903,000 and S/1,362,507,000, respectively.

(f) The composition of equity instruments measured at fair value through other comprehensive income is as follow:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Listed shares (g)	439,095	407,636
Non-listed shares	37,243	37,242
Total	476,338	444,878

As of September 30, 2024 and December 31, 2023, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost, classified by stages, according to the definition by IFRS 9 as of September 30, 2024 and December 31, 2023:

	30.09.2024
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,517,859	—	—	11,517,859
Corporate, leasing and subordinated bonds	8,030,502	1,066,020	—	9,096,522
Negotiable Certificates of Deposit issued by the BCRP	2,460,322	—	—	2,460,322
Bonds guaranteed by the Peruvian government	572,216	2,125	—	574,341
Global Bonds of the Republic of Peru	523,548	—	—	523,548
Treasury Bonds of the United States of America	17,474	—	—	17,474
Global Bonds of the United States of Mexico	15,765	—	—	15,765
Others	125,557	—	—	125,557
Total	23,263,243	1,068,145	—	24,331,388

	31.12.2023
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,083,297	—	—	11,083,297
Corporate, leasing and subordinated bonds	7,909,365	750,179	1,697	8,661,241
Negotiable Certificates of Deposit issued by the BCRP	3,448,984	—	—	3,448,984
Bonds guaranteed by the Peruvian government	473,630	—	—	473,630
Global Bonds of the Republic of Peru	463,333	—	—	463,333
Treasury Bonds of the United States of America	73,330	—	—	73,330
Global Bonds of the United States of Mexico	15,678	—	—	15,678
Others	75,705	—	—	75,705
Total	23,543,322	750,179	1,697	24,295,198

6. Loans, net

(a) This caption is made up as follows:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Direct loans
Loans (*)	38,429,870	35,789,130
Credit cards and other loans (**)	5,274,322	6,023,769
Discounted notes	1,366,538	1,567,411
Leasing	1,468,341	1,495,290
Factoring	1,072,784	1,244,795
Advances and overdrafts	67,501	14,617
Refinanced loans	415,292	461,995
Past due and under legal collection loans	1,467,256	1,652,151
	49,561,904	48,249,158
Plus (minus)
Accrued interest from performing loans	577,174	657,355
Unearned interest and interest collected in advance	(28,510)	(36,706)
Impairment allowance for loans (d)	(1,825,152)	(2,349,425)
Total direct loans, net	48,285,416	46,520,382
Indirect loans	4,758,368	4,743,480

(*) As of September 30, 2024 and December 31, 2023, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/197,399,000 and S/504,158,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the interim consolidated statement of financial position; see Note 10(b).

(**) As of September 30, 2024 and December 31, 2023, it includes non-revolving consumer loans related to credit card lines for approximately S/2,678,958,000 and S/3,149,149,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Commercial loans (c.1)	22,811,627	21,155,476
Consumer loans (c.1)	15,263,114	16,325,460
Mortgage loans (c.1)	10,365,482	9,834,398
Small and micro-business loans (c.1)	1,121,681	933,824
Total	49,561,904	48,249,158

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristic. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of September 30, 2024 and December 31, 2023. The amounts presented do not consider impairment.

	30.09.2024				31.12.2023
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	37,579,355	832,092	—	38,411,447	35,098,364	1,068,674	—	36,167,038
Standard grade	3,292,273	1,341,958	—	4,634,231	2,832,251	1,510,897	—	4,343,148
Substandard grade	1,567,793	1,584,737	—	3,152,530	1,367,503	1,450,751	—	2,818,254
Past due but not impaired	1,014,857	940,957	—	1,955,814	1,949,892	1,460,138	—	3,410,030
Impaired
Individually	—	—	37,664	37,664	—	—	36,257	36,257
Collectively	—	—	1,370,218	1,370,218	—	—	1,474,431	1,474,431
Total direct loans	43,454,278	4,699,744	1,407,882	49,561,904	41,248,010	5,490,460	1,510,688	48,249,158

	30.09.2024				31.12.2023
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	4,357,115	198,981	—	4,556,096	3,988,999	457,518	—	4,446,517
Standard grade	27,982	89,646	—	117,628	32,433	214,806	—	247,239
Substandard grade	10,333	49,196	—	59,529	2,823	31,101	—	33,924
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	6,181	6,181	—	—	6,181	6,181
Collectively	—	—	18,934	18,934	—	—	9,619	9,619
Total indirect loans	4,395,430	337,823	25,115	4,758,368	4,024,255	703,425	15,800	4,743,480

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	30.09.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	17,607,429	786,593	—	18,394,022	14,979,356	855,890	—	15,835,246
Standard grade	1,444,655	1,002,802	—	2,447,457	1,347,961	1,013,803	—	2,361,764
Substandard grade	490,955	330,766	—	821,721	450,577	314,063	—	764,640
Past due but not impaired	514,244	216,027	—	730,271	1,431,064	364,603	—	1,795,667
Impaired
Individually	—	—	37,664	37,664	—	—	36,257	36,257
Collectively	—	—	380,492	380,492	—	—	361,902	361,902
Total direct loans	20,057,283	2,336,188	418,156	22,811,627	18,208,958	2,548,359	398,159	21,155,476

	30.09.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	10,924,528	24,013	—	10,948,541	11,475,514	199,501	—	11,675,015
Standard grade	1,217,847	322,882	—	1,540,729	945,060	452,811	—	1,397,871
Substandard grade	703,658	827,325	—	1,530,983	717,526	755,121	—	1,472,647
Past due but not impaired	186,412	462,028	—	648,440	217,712	829,119	—	1,046,831
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	594,421	594,421	—	—	733,096	733,096
Total direct loans	13,032,445	1,636,248	594,421	15,263,114	13,355,812	2,236,552	733,096	16,325,460

	30.09.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	8,307,076	18,923	—	8,325,999	8,093,031	13,283	—	8,106,314
Standard grade	497,536	4,097	—	501,633	433,968	17,124	—	451,092
Substandard grade	326,398	394,247	—	720,645	193,340	348,274	—	541,614
Past due but not impaired	283,834	227,589	—	511,423	261,100	200,873	—	461,973
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	305,782	305,782	—	—	273,405	273,405
Total direct loans	9,414,844	644,856	305,782	10,365,482	8,981,439	579,554	273,405	9,834,398

	30.09.2024				31.12.2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	740,322	2,563	—	742,885	550,463	—	—	550,463
Standard grade	132,235	12,177	—	144,412	105,262	27,159	—	132,421
Substandard grade	46,782	32,399	—	79,181	6,060	33,293	—	39,353
Past due but not impaired	30,367	35,313	—	65,680	40,016	65,543	—	105,559
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	89,523	89,523	—	—	106,028	106,028
Total direct loans	949,706	82,452	89,523	1,121,681	701,801	125,995	106,028	933,824

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	30.09.2024				30.09.2023				31.12.2023
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	545,242	833,912	970,271	2,349,425	608,558	737,286	682,011	2,027,855	2,027,855
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	273,534	—	—	273,534	458,367	—	—	458,367	624,484
Assets matured or derecognized (excluding write-offs)	(95,316)	(50,949)	(19,118)	(165,383)	(116,438)	(47,522)	(21,016)	(184,976)	(238,860)
Transfers to Stage 1	116,524	(114,998)	(1,526)	—	92,956	(90,510)	(2,446)	—	—
Transfers to Stage 2	(117,659)	124,885	(7,226)	—	(244,136)	252,515	(8,379)	—	—
Transfers to Stage 3	(66,994)	(359,623)	426,617	—	(87,868)	(240,445)	328,313	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(97,946)	180,005	1,227,905	1,309,964	(77,167)	307,187	894,895	1,124,915	1,575,906
Others (**)	(107,507)	(59,548)	149,214	(17,841)	(71,866)	(127,806)	187,201	(12,471)	37,701
Total	(95,364)	(280,228)	1,775,866	1,400,274	(46,152)	53,419	1,378,568	1,385,835	1,999,231
Write-offs	—	—	(2,058,381)	(2,058,381)	—	—	(1,217,964)	(1,217,964)	(1,813,670)
Recovery of written–off loans	—	—	133,332	133,332	—	—	105,115	105,115	138,886
Foreign exchange effect	118	108	276	502	91	53	901	1,045	(2,877)
Expected credit loss at the end of period	449,996	553,792	821,364	1,825,152	562,497	790,758	948,631	2,301,886	2,349,425

(*) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.09.2024				30.09.2023				31.12.2023
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	51,611	64,470	162,385	278,466	45,474	47,311	154,299	247,084	247,084
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	62,948	—	—	62,948	31,384	—	—	31,384	47,129
Assets derecognized or matured (excluding write-offs)	(25,587)	(17,138)	(1,818)	(44,543)	(24,264)	(6,151)	(2,186)	(32,601)	(39,705)
Transfers to Stage 1	4,854	(4,854)	—	—	3,102	(2,811)	(291)	—	—
Transfers to Stage 2	(25,009)	25,765	(756)	—	(18,110)	19,021	(911)	—	—
Transfers to Stage 3	(3,223)	(14,189)	17,412	—	(7,472)	(18,393)	25,865	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(3,446)	1,909	20,058	18,521	(2,126)	7,399	33,544	38,817	46,093
Others (**)	(14,482)	(8,473)	744	(22,211)	12,843	6,358	2,019	21,220	37,739
Total	(3,945)	(16,980)	35,640	14,715	(4,643)	5,423	58,040	58,820	91,256
Write-offs	—	—	(52,152)	(52,152)	—	—	(49,269)	(49,269)	(62,960)
Recovery of written–off loans	—	—	3,162	3,162	—	—	4,248	4,248	5,189
Foreign exchange effect	88	61	216	365	85	64	701	850	(2,103)
Expected credit loss at the end of period	47,754	47,551	149,251	244,556	40,916	52,798	168,019	261,733	278,466

(*) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	30.09.2024				30.09.2023				31.12.2023
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	466,606	713,361	682,417	1,862,384	534,005	657,474	430,902	1,622,381	1,622,381
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	170,401	—	—	170,401	408,602	—	—	408,602	552,847
Assets derecognized or matured (excluding write-offs)	(57,677)	(28,170)	(6,914)	(92,761)	(74,463)	(40,219)	(9,536)	(124,218)	(163,883)
Transfers to Stage 1	98,905	(97,703)	(1,202)	—	82,643	(81,363)	(1,280)	—	—
Transfers to Stage 2	(82,864)	85,379	(2,515)	—	(213,289)	218,134	(4,845)	—	—
Transfers to Stage 3	(56,062)	(319,550)	375,612	—	(68,671)	(201,203)	269,874	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(82,543)	161,864	1,126,963	1,206,284	(69,005)	279,380	784,771	995,146	1,403,885
Others (**)	(70,856)	(52,459)	156,997	33,682	(101,933)	(139,721)	194,957	(46,697)	(28,733)
Total	(80,696)	(250,639)	1,648,941	1,317,606	(36,116)	35,008	1,233,941	1,232,833	1,764,116
Write-offs	—	—	(1,899,656)	(1,899,656)	—	—	(1,101,742)	(1,101,742)	(1,647,576)
Recovery of written–off loans	—	—	122,422	122,422	—	—	93,415	93,415	123,679
Foreign exchange effect	29	42	51	122	—	(19)	(59)	(78)	(216)
Expected credit loss at the end of period	385,939	462,764	554,175	1,402,878	497,889	692,463	656,457	1,846,809	1,862,384

(*) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	30.09.2024				30.09.2023				31.12.2023
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	6,794	25,753	54,651	87,198	4,236	12,285	45,101	61,622	61,622
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,818	—	—	2,818	1,286	—	—	1,286	3,949
Assets derecognized or matured (excluding write-offs)	(304)	(1,161)	(7,760)	(9,225)	(108)	(522)	(8,413)	(9,043)	(11,639)
Transfers to Stage 1	9,768	(9,768)	—	—	4,556	(4,556)	—	—	—
Transfers to Stage 2	(2,053)	5,964	(3,911)	—	(549)	2,905	(2,356)	—	—
Transfers to Stage 3	(1,239)	(2,881)	4,120	—	(843)	(2,077)	2,920	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(9,401)	13,043	18,574	22,216	(4,381)	11,128	17,889	24,636	31,022
Others (**)	(2,460)	(528)	(2,489)	(5,477)	374	701	819	1,894	6,370
Total	(2,871)	4,669	8,534	10,332	335	7,579	10,859	18,773	29,702
Write-offs	—	—	(1,274)	(1,274)	—	—	(3,475)	(3,475)	(3,580)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	1	5	10	16	6	7	252	265	(546)
Expected credit loss at the end of period	3,924	30,427	61,921	96,272	4,577	19,871	52,737	77,185	87,198

(*) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	30.09.2024				30.09.2023				31.12.2023
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	20,231	30,328	70,818	121,377	24,843	20,216	51,709	96,768	96,768
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	37,367	—	—	37,367	17,095	—	—	17,095	20,559
Assets derecognized or matured (excluding write-offs)	(11,748)	(4,480)	(2,626)	(18,854)	(17,603)	(630)	(881)	(19,114)	(23,633)
Transfers to Stage 1	2,997	(2,673)	(324)	—	2,655	(1,780)	(875)	—	—
Transfers to Stage 2	(7,733)	7,777	(44)	—	(12,188)	12,455	(267)	—	—
Transfers to Stage 3	(6,470)	(23,003)	29,473	—	(10,882)	(18,772)	29,654	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(2,556)	3,189	62,310	62,943	(1,655)	9,280	58,691	66,316	94,906
Others (**)	(19,709)	1,912	(6,038)	(23,835)	16,850	4,856	(10,594)	11,112	22,325
Total	(7,852)	(17,278)	82,751	57,621	(5,728)	5,409	75,728	75,409	114,157
Write-offs	—	—	(105,299)	(105,299)	—	—	(63,478)	(63,478)	(99,554)
Recovery of written–off loans	—	—	7,748	7,748	—	—	7,452	7,452	10,018
Foreign exchange effect	—	—	(1)	(1)	—	1	7	8	(12)
Expected credit loss at the end of period	12,379	13,050	56,017	81,446	19,115	25,626	71,418	116,159	121,377

(*) During 2024 and 2023, the Group applied expert judgement with the purpose of reflecting the effects of the possible impact of the El Niño event and the political and economic uncertainty, respectively, that were not considered in the forward-looking model.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	30.09.2024				30.09.2023				31.12.2023
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	6,624	3,939	7,369	17,932	8,354	18,205	8,936	35,495	35,495
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	3,982	—	—	3,982	2,884	—	—	2,884	4,770
Assets derecognized or matured	(2,792)	(1,346)	(328)	(4,466)	(1,656)	(4,070)	(323)	(6,049)	(6,824)
Transfers to Stage 1	1,308	(1,308)	—	—	283	(283)	—	—	—
Transfers to Stage 2	(936)	1,200	(264)	—	(1,078)	2,718	(1,640)	—	—
Transfers to Stage 3	(240)	(71)	311	—	(16)	(59)	75	—	—
Impact on the expected credit loss for credits that change stage in the period	(832)	104	1,227	499	(198)	(1,196)	726	(668)	(210)
Others (*)	(308)	88	390	170	(3,487)	(12,596)	(292)	(16,375)	(15,149)
Total	182	(1,333)	1,336	185	(3,268)	(15,486)	(1,454)	(20,208)	(17,413)
Foreign exchange effect	—	—	—	—	(26)	(8)	—	(34)	(150)
Expected credit loss at the end of period, Note 8(a)	6,806	2,606	8,705	18,117	5,060	2,711	7,482	15,253	17,932

(*) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning of the year and its amortized cost at the end of the year (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

7. Investment property

(a) This caption is made up as follows:

	30.09.2024	31.12.2023	Acquisition or construction year	Valuation methodology as of September 30, 2024 and December 31, 2023
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	277,399	269,194	2009	Appraisal
San Martín de Porres – Lima	78,062	77,970	2015	Appraisal
Nuevo Chimbote	35,474	34,724	2021	Appraisal
Santa Clara – Lima	28,190	27,229	2017	Appraisal
Sullana	23,760	23,751	2012	Appraisal
Others	9,100	8,987	-	Appraisal/Cost
	451,985	441,855
Completed investment property - “Real Plaza” shopping malls (i)
Talara	26,371	28,991	2015	DCF
	26,371	28,991
Buildings (i)
Ate Vitarte – Lima	167,034	160,208	2006	DCF/Appraisal
Orquídeas - San Isidro – Lima	140,013	128,593	2017	DCF
Chorrillos – Lima	95,141	94,184	2017	DCF
Piura	94,287	131,144	2008/2020	DCF/Appraisal
Paseo del Bosque	93,173	87,168	2021	DCF
Chimbote	48,489	47,054	2015	DCF
Pardo	47,881	12,903	2021	DCF
Maestro-Huancayo	34,839	34,978	2017	DCF
Cuzco	29,049	28,167	2017	DCF
Panorama – Lima	22,216	22,136	2016	DCF
Trujillo	16,707	16,225	2016	DCF
Cercado de Lima – Lima	16,624	15,908	2017	DCF
Pardo y Aliaga – Lima	15,753	14,790	2008	DCF
Others	30,088	34,588	-	DCF
	851,294	828,046

Total	1,329,650	1,298,892

DCF: Discounted cash flow

(i) As of September 30, 2024 and December 31, 2023, there are no liens on investment property.

(b) The net gain on investment properties as of September 30, 2024 and 2023, consists of the following:

	30.09.2024	30.09.2023
	S/(000)	S/(000)
Income from rental	53,145	49,506
Gain (loss) on valuation	29,418	(6,933)
Loss on sale	(3,176)	—
Net gain	79,387	42,573

(c) The movement of investment property for the nine-month period ended September 30, 2024 and 2023, is as follows:

	30.09.2024	30.09.2023
	S/(000)	S/(000)
Beginning of period balance	1,298,892	1,287,717
Additions	40,516	13,957
Sales	(39,176)	—
Gain (loss) on valuation	29,418	(6,933)
Others	—	(14,587)
Balance as of September 30	1,329,650	1,280,154
Balance as of December 31, 2023		1,298,892

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	470,829	663,090
Accounts receivable related to derivative financial instruments (b)	196,828	158,101
POS commission receivable	190,775	420,644
Operations in process	184,825	83,640
Accounts receivable from sale of investments	102,257	63,466
Others	11,184	15,640
	1,156,698	1,404,581
Non-financial instruments
Tax paid to recover	653,376	422,248
Deferred charges	106,917	101,551
Deffered cost of POS affiliation and registration	87,663	92,511
Investments in associates	23,089	22,548
Tax credit for General Sales Tax - IGV	16,050	32,482
Realizable assets, received as payment and seized through legal actions	7,682	28,933
Others	21,889	20,294
	916,666	720,567
Total	2,073,364	2,125,148

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component	1,202,564	1,010,429
Other accounts payable	715,682	727,906
Third party compensation (*)	555,280	763,039
Operations in process	342,894	226,428
Accounts payable for acquisitions of investments	212,167	106,955
Accounts payable related to derivative financial instruments (b)	207,001	145,395
Lease liabilities	119,367	90,513
Workers’ profit sharing and salaries payable	116,981	105,734
Allowance for indirect loan losses, Note 6(d.2)	18,117	17,932
Accounts payable to reinsurers and coinsurers	5,234	7,260
	3,495,287	3,201,591
Non-financial instruments
Provision for other contingencies	99,355	70,671
Taxes payable	72,662	80,331
Deferred income (**)	31,069	23,490
Registration for use of POS	19,725	21,962
Others	4,010	9,315
	226,821	205,769
Total	3,722,108	3,407,360

(*) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the card’s users, net of the respective fee, which are mainly settled the day after the transaction was made.

(**) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions related to installments pending of accrual within the contract’s term with affiliated businesses.

(b) The following table presents, as of September 30, 2024 and December 31, 2023, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts.

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of September 30, 2024	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	101,654	71,785	10,456,306	—	Between October 2024 and March 2026	-	-
Interest rate swaps	28,887	17,717	1,699,378	—	Between October 2024 and June 2036	-	-
Cross swaps	13,581	66,035	2,984,353	—	Between October 2024 and April 2028	-	-
Options	—	1	3,854	—	Between October 2024 and March 2025	-	-
	144,122	155,538	15,143,891	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	—	18,254	1,112,700	(5,883)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	48,670	—	557,100	(4,918)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,725	241,085	(66)	Between January 2025 and June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	4,595	185,450	(173)	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	8,140	111,270	566	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,590	74,280	(862)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	6,443	74,280	(951)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	4,036	—	74,180	299	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,050	37,090	198	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	666	37,140	(13)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	218	-	Due to banks	Due to banks and correspondents
	52,706	51,463	2,504,575	(11,585)
	196,828	207,001	17,648,466	(11,585)

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2023	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	36,595	29,517	4,875,692	—	Between January 2024 and December 2025	-	-
Interest rate swaps	40,350	25,196	1,530,493	—	Between March 2024 and June 2036	-	-
Cross swaps	20,982	44,897	1,370,799	—	Between January 2024 and April 2028	-	-
Options	1,172	1,174	279,047	—	Between January 2024 and December 2024	-	-
	99,099	100,784	8,056,031	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	2,958	7,383	1,112,700	(10,199)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	56,044	—	556,950	(3,309)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,020	241,085	(1,374)	Between January 2025 and June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,823	185,450	(1,234)	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,708	111,270	(578)	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	9,442	111,270	(277)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,245	74,260	(2,401)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	5,041	74,260	(1,923)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	811	74,180	(619)	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,138	37,090	(88)	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	(669)	—	Corporate bonds	Bonds, notes and obligations outstanding
	59,002	44,611	2,578,515	(22,671)
	158,101	145,395	10,634,546	(22,671)

(i) As of September 30, 2024 and December 31, 2023, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of September 30, 2024 and December 31, 2023. During 2024 and 2023, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Deposits and obligations

(a) This caption is made up as follows:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Saving deposits	19,938,110	17,756,097
Time deposits	19,578,344	17,288,629
Demand deposits	13,895,106	13,376,375
Compensation for service time (c)	704,277	760,551
Other obligations	15,515	6,582
Total	54,131,352	49,188,234

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) In May 2024 and 2022, through Act No. 32027 “Act Authorizing workers to withdraw 100 percent of their severance indemnity deposits (“CTS”, by its Spanish acronym) in order to meet their needs due to the current economic crisis” and Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, respectively, the Peruvian government authorized clients, to withdraw the 100 percent of these deposits until December 31, 2024 and 2023, respectively. As part of this regulation, approximately 260,000 clients withdrew approximately S/514,765,000 during 2024 (245,000 clients withdrew approximately S/589,238,000 during 2023).

(d) As of September 30, 2024 and December 31, 2023, deposits and obligations of approximately S/20,409,949,000 and S/18,668,431,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/121,900 and S/123,810, respectively.

10. Due to banks and correspondents

(a) This caption is comprised of the following:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	1,571,554	3,683,687
Promotional credit lines	2,073,379	2,014,600
Loans received from foreign entities	3,043,730	2,895,637
Loans received from Peruvian entities	729,776	309,525
	7,418,439	8,903,449
Interest and commissions payable	82,446	122,481
	7,500,885	9,025,930
By term -
Short term	3,917,496	4,852,495
Long term	3,583,389	4,173,435
Total	7,500,885	9,025,930

(b) As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(c), the BCRP issued a series of regulations related to the loans repurchase agreements. As of September 30, 2024 and December 31, 2023, Interbank maintains this type of reporting operations guaranteed by a loan portfolio for approximately S/197,399,000 and S/540,158,000, respectively. See Note 6(a).

11. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Payment frequency	Maturity	Amount issued	30.09.2024	31.12.2023
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Quarter - single series	Interseguro	7.09%	Semi-annually	2034	US$34,780	128,999	—
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	92,725	92,725
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	74,180	74,180
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	—	74,102
						295,904	241,007
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Negotiable certificates of deposits – second program
First (series A)	Interbank	5.219%	Annual	2025	S/112,964	108,549	—
Second (series B)	Interbank	4.938%	Annual	2025	S/138,435	132,151	—
						240,700	—
Total local issuances						686,604	391,007
International issuances
Subordinated bonds	Interbank	7.625%	Semi-annually	2034	US$300,000	1,105,379	—
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,107,860	1,107,228
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,756	311,644
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,046,275	1,045,258
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,479,452	1,477,909
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	—	1,112,438
Total international issuances						5,050,722	5,054,477
Total local and international issuances						5,737,326	5,445,484
Interest payable						121,693	106,145
Total						5,859,019	5,551,629

(*) The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.

(b) International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters. In the opinion of the Group’s Management and its legal advisers, these clauses have been meet.

12. Assets and Liabilities for insurance and reinsurance contracts

(a) This caption is comprised of the following:

	30.09.2024			31.12.2023
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(22,300)	2,361	(19,939)	(26,287)	1,895	(24,392)

Insurance contracts issued
Remaining coverage liability	—	12,680,539	12,680,539	—	12,000,220	12,000,220
Liability for claims incurred	—	189,801	189,801	—	205,421	205,421
Total insurance contracts issued (b) and (c)	—	12,870,340	12,870,340	—	12,205,641	12,205,641
Total reinsurance contracts held and issued	(22,300)	12,872,701	12,850,401	(26,287)	12,207,536	12,181,249

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(b) The composition of issued insurance contract liabilities is presented below:

	30.09.2024
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641
Insurance revenue	(572,163)	—	—	—	—	—	(572,163)
Contracts under fair value, BBA and VFA approach	(404,038)	—	—	—	—	—	(404,038)
Contracts under PAA approach	(168,125)	—	—	—	—	—	(168,125)
Insurance service expenses	98,368	21,353	338,049	(773)	75,909	(506)	532,400
Claims and other expenses incurred	—	—	735,134	(254)	36,467	(506)	770,841
Amortization of insurance acquisition cash flows	98,368	—	—	—	—	—	98,368
Losses on onerous contracts and reversals of those losses	—	21,353	—	—	—	—	21,353
Changes to liabilities for incurred claims	—	—	(397,085)	(519)	39,442	—	(358,162)
Insurance service result	(473,795)	21,353	338,049	(773)	75,909	(506)	(39,763)

Insurance financial expenses	930,342	25,282	—	—	261	—	955,885
Insurance financial result	421,941	25,282	—	—	261	—	447,484
Effect of variation in interest rate	508,401	—	—	—	—	—	508,401

Effect of movements in exchange rates	987	364	10	(8)	50	—	1,403
Total changes in the statement of income and other comprehensive income	457,534	46,999	338,059	(781)	76,220	(506)	917,525
Net cash flow and investment component	175,785	—	(344,676)	—	(83,935)	—	(252,826)
Premiums received	773,102	—	—	—	—	—	773,102
Claims and other expenses paid	—	—	(777,957)	—	(83,935)	—	(861,892)
Insurance acquisition cash flows	(164,036)	—	—	—	—	—	(164,036)
Investment component	(433,281)	—	433,281	—	—	—	—
Balance as of September 30, 2024	11,934,468	746,070	149,032	4,476	35,522	772	12,870,340

	31.12.2023
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2023	10,337,035	685,630	151,594	5,411	45,278	2,897	11,227,845
Insurance revenue	(720,636)	—	—	—	—	—	(720,636)
Contracts under fair value, BBA and VFA approach	(495,923)	—	—	—	—	—	(495,923)
Contracts under PAA approach	(224,713)	—	—	—	—	—	(224,713)
Insurance service expenses	127,009	(12,547)	433,958	(81)	106,801	(1,566)	653,574
Claims and other expenses incurred	—	—	965,054	(81)	58,884	(1,566)	1,022,291
Amortization of insurance acquisition cash flows	127,009	—	—	—	—	—	127,009
Losses on onerous contracts and reversals of those losses	—	(12,547)	—	—	—	—	(12,547)
Changes to liabilities for incurred claims	—	—	(531,096)	—	47,917	—	(483,179)
Insurance service result	(593,627)	(12,547)	433,958	(81)	106,801	(1,566)	(67,062)

Insurance financial expenses	1,499,572	29,771	—	—	(545)	—	1,528,798
Insurance financial result	543,941	29,771	—	—	(545)	—	573,167
Effect of variation in interest rate	955,631	—	—	—	—	—	955,631

Effect of movements in exchange rates	(135,726)	(3,736)	(447)	(73)	(213)	(53)	(140,248)
Total changes in the statement of income and other comprehensive income	770,219	13,488	433,511	(154)	106,043	(1,619)	1,321,488
Net cash flow and investment component	193,895	(47)	(429,456)	—	(108,084)	—	(343,692)
Premiums received	974,312	—	—	—	—	—	974,312
Claims and other expenses paid	—	—	(996,755)	—	(108,084)	—	(1,104,839)
Insurance acquisition cash flows	(213,118)	(47)	—	—	—	—	(213,165)
Investment component	(567,299)	—	567,299	—	—	—	—
Balance as of December 31, 2023	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641

(c) Following is the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit of insurance contracts issued:

	30.09.2024				31.12.2023
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,072,275	302,764	742,870	12,117,909	10,256,194	277,973	599,799	11,133,966
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(71,518)	(71,518)	—	—	(80,622)	(80,622)
Risk adjustment recognized for the risk expired	—	(6,858)	—	(6,858)	—	(306)	—	(306)
Experience adjustments	(22,612)	—	—	(22,612)	(114,952)	—	—	(114,952)
Changes that relate to future services
Contracts initially recognized in the period	(197,286)	9,570	204,808	17,092	(249,907)	9,441	289,323	48,857
Changes in estimates that adjust the contractual service margin	33,034	(4,609)	(28,425)	—	98,096	609	(98,705)	—
Changes in estimates that do not adjust the contractual service margin	91,729	(36,610)	—	55,119	70,637	17,930	—	88,567
Changes that relate to past services
Adjustments to liabilities for incurred claims	(5,752)	—	—	(5,752)	2,866	—	—	2,866
Insurance service result	(100,887)	(38,507)	104,865	(34,529)	(193,260)	27,674	109,996	(55,590)

Insurance financial expenses	901,037	21,545	32,969	955,551	1,471,337	111	37,712	1,509,160
Insurance financial result	392,636	21,545	32,969	447,150	515,706	111	37,712	553,529
Interest rate effect	508,401	—	—	508,401	955,631	—	—	955,631

Effect of movements in Exchange rates	1,424	(49)	(30)	1,345	(111,021)	(2,994)	(4,637)	(118,652)
Total changes in the statement of income and other comprehensive income	801,574	(17,011)	137,804	922,367	1,167,056	24,791	143,071	1,334,918
Cash flows	(241,536)	—	—	(241,536)	(350,975)	—	—	(350,975)
Premiums received	607,578	—	—	607,578	749,090	—	—	749,090
Claims and other expenses paid	(776,657)	—	—	(776,657)	(1,008,640)	—	—	(1,008,640)
Insurance acquisition cash flows	(72,457)	—	—	(72,457)	(91,425)	—	—	(91,425)
Balances	11,632,313	285,753	880,674	12,798,740	11,072,275	302,764	742,870	12,117,909

(*) Balance does not include premium allocation approach (PPA) movement of liability for remaining coverage (LRC) and liability for incurred claims (LIC), amounting to S/71,600,000 and S/87,732,000 as of September 30, 2024 and December 31, 2023, respectively.

(d) Following is the CSM composition for insurance contract portfolios for the periods as of September 30, 2024 and December 31, 2023:

	30.09.2024	31.12.2023
	Total Contracts using the fair value approach	Total Contracts using the fair value approach
	S/(000)	S/(000)
Contractual Service Margin as of January 1	742,870	599,799
Changes that relate to current services
Contractual service margin recognized for services provided	(71,518)	(80,622)
Changes that relate to future services
Contracts initially recognized in the period	204,808	289,323
Changes in estimates that adjust the contractual service margin	(28,425)	(98,705)
Insurance service result	104,865	109,996
Insurance financial expenses	32,969	37,712
Effect of movements in exchange difference	(30)	(4,637)
Total changes in the statement of income	137,804	143,071
Other movements	—	—
Balance	880,674	742,870

(e) Reconciliation of the amount included in net unrealized income for insurance premium reserves. The composition in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	744,116	1,714,334
Losses recognized in other comprehensive income in the period	(508,401)	(955,631)
Rate effect of “Renta Particular” contract (*)	2,725	(14,587)
Others	(2,175)	—
Cumulative other comprehensive income, closing balance	236,265	744,116

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 8.

13. Equity, net

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of September 30, 2024 and December 31, 2023, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to approximately S/427,369,000); equivalent to US$1.00 per share, which were paid on April 29, 2024.

The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to approximately S/511,788,000); equivalent to US$1.18 per share, which were paid on May 8, 2023.

(b) Treasury stock -

As of September 30, 2024 and December 31, 2023, the Company and some Subsidiaries hold 1,015,000 and 967,000 shares issued by IFS, with an acquisition cost equivalent to S/88,947,000 and S/84,309,000, respectively.

On March 31, 2023, the General Shareholders of IFS approved the Share Repurchase Program for an amount of up to US$100 million of common shares, which may be carried out simultaneously on the Lima Stock Exchange – BVL and New York Stock Exchange – NYSE, on one or more dates at market value. The program is expected to continue until terminated by the Board of Directors. Within the framework of this Program, as of September 30, 2024, Interbank has purchased 983,821 shares, at market values, for the approximate sum of US$23,155,000 (approximately equivalent to S/85,490,000).

Additionally, Interfondos has acquired 2,000 shares, to market value, for an approximate amount of US$45,000 (approximately equivalent to S/169,000).

On March 29, 2023, Interfondos sold 750 shares for an approximate amount of S/75,000.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Shareholders’ equity for legal purposes (regulatory capital) -

As of September 30, 2024, IFS has no obligation to maintain a minimum regulatory capital. As of September 30, 2024 and December 31, 2023, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each subsidiary following the accounting standards of their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

14. Tax situation

(a) IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), and are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

(b) Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense, as of September 30, 2024 and 2023, the Company has recorded a provision for S/19,314,000 and S/26,758,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of September 30, 2024 and December 31, 2023, was 29.5 percent, over the taxable income.

(d) The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the SUNAT as of September 30, 2024:

- Interbank: Income Tax for the years 2020 to 2023, and Value-Added-Tax returns for the years 2019 to 2024.

- Interseguro: Income Tax for the years 2019, 2021 ,2022 and 2023, and Value-Added-Tax returns for the years 2019 to 2024.

- Procesos de Medios de Pago: Income Tax for the years 2019, 2021, 2022 and 2023, and Value-Added-Tax returns for the years 2019 to 2024.

- Izipay: Income Tax for the years 2019 to 2023, and Value-Added-Tax returns for the years 2019 to 2024.

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews carried out will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

Following is the description of the main ongoing tax procedures and processes for the main Subsidiaries:

Interbank:

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started. The most relevant matter subject to discrepancy with

SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. The tax periods under review and related to the aforementioned discrepancy are detailed below:

- Regarding the income tax for the period 2003, Interbank has presented various appeals on the tax debt, reducing said fine from S/69,000,000 to S/25,000,000. As of the date of this report, the case is pending resolution by the Tax Court.

Regarding the advance payments of the income tax for the period 2003, in January 2023, Interbank was notified with a Compliance Resolution that rectified and reduced the tax debt to zero.

- Regarding the advance payments of the income tax for the period 2004, in April 2023, the Tax Administration rectified, through a Resolution, the determination of said payments. In this regard Interbank filed the respective Appeal Recourse and in August 2023, it concluded favorably for Interbank.

- Regarding the income tax and the advance payments of the income tax for the period 2005, in May 2020, the Tax Administration, through a Resolution, increased the tax debt linked to the suspension of interest compensation from S/1,000,000 to S/35,000,000. As of the date of this report, the case is pending resolution by the Tax Court.

- Regarding the income tax and the advance payments of the income tax for the period 2006, in February 2021, the Tax Administration, through a Resolution, rejected an excess payment of S/3,500,000 related to litigations about interests in suspense and determined a tax debt of S/23,000,000. In December 2022, the Tax Court revoked the objection for suspended interest, coefficient of payments on account and fines. As of the date of this report, the case is pending resolution by the Tax Court.

As of September 30, 2024 the tax liability requested for the periods 2000 to 2006 for the interest in suspense and other minor contingencies, amounts to approximately S/107,000,000 which includes the tax, fines and interest arrears, out of which S/63,000,000 corresponded to interest in suspense and S/44,000,000 corresponded to other repairs (as of December 31, 2023, the tax liability amounted to S/124,000,000 and includes taxes, fines, and interest arrears, out of which S/59,000,000 corresponded to interest in suspense and S/65,000,000 corresponded to other repairs).

Regarding the income tax for the period 2010, in 2017, SUNAT closed the audit procedure. Interbank paid the debt under protest and filed a claim recourse. As of today, the procedure has been appealed and it is pending resolution by the Tax Court.

Regarding the income tax for the period 2012, in 2020, Interbank received several Tax Determination and Tax Penalty notices. As of September 30, 2024 and December 31, 2023, the tax debt claimed by the SUNAT with respect to income tax amounted to S/14,500,000 and S/14,400,000, respectively. In this regard, Interbank filed diverse Appeal Recourses. SUNAT rejected all these recourses. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

Regarding the income tax for the period 2013, in 2019, Interbank was notified with Determination Resolutions being the main concept observed, the deduction of loan write-offs without proof by the SBS in the income tax return. During 2021, Interbank was notified with a Tax Court Resolution, which confirms, revokes and orders to resettle the aforementioned concepts. Therefore, Interbank challenged said Resolution before the Judiciary. At the end of 2022, the Tax Court reconfirmed its ruling in the aforementioned Resolution and through Resolution of Coactive Collection demanded the payment of the debt for approximately S/62,000,000, which was paid by Interbank on February 2, 2023; however, the process continues in the Judiciary instance. Interbank recorded this payment as account receivable from SUNAT, that was recorded as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

Regarding the income tax for the periods 2014 and 2015, in 2019, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax of both periods. During 2021 and 2022, Interbank filed diverse Appeal Recourses. SUNAT rejected all these recourses. As of September 30, 2024 and December 31, 2023, the tax debt requested in relation to the Income Tax advance payments for the period 2015 amounted to S/14,800,000 and S/14,600,000, respectively and for the application of the additional Income Tax rate of 4.1 percent, amounted to S/178,000 and S/177,000, respectively.

Regarding the income tax and the advance payments of the income tax for the period 2017, in December 2021, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax and Income Tax advance payments. In this regard, without additional amounts to pay related to Income Tax; however, in November 2022, Interbank filed a claim recourse on other minor concepts, observed by the SUNAT. In June 2023, Interbank was notified with a Resolution that declared the claim recourse unfounded. In July 2023, Interbank filed the respective Appeal, which is pending of pronouncement by the Tax Court.

In November 2023, SUNAT notified Interbank the beginning of the inspection process for Income Tax and advance payments of income tax for the period 2018 and resolutions of Penalty issued regarding an alleged infringement of Article 178.1 of the Tax Code for the tax and period indicated. As of September 30, 2024 and December 31, 2023, the tax debt claimed by SUNAT amounts to S/77,000,000 and S/74,000,000, respectively. In December 2023, the respective claim recourse was filed. In September 2024, SUNAT declared unfounded the Claim Recourse. Interbank will appeal this decision within the term established by the Tax Code.

In October 2023 and February 2024, SUNAT notified of the beginning of the audit procedure on Interbank for the Income Tax corresponding to the period 2019, and transfer prices for the period 2019, respectively. As of September 30, 2024, the audit procedure for the period 2019 is under way.

Interseguro:

In October 2023, SUNAT completed the fiscalization procedure regarding the Income Tax corresponding to the year 2020, without additional observations.

Procesos Medios de Pago:

In September 2024, SUNAT notified Procesos Medios de Pago of the beginning of the definitive audit procedure for the Income Tax corresponding to the period 2020. As of the date of this report, said audit is under way.

(e) As of September 30, 2024 and December 31, 2023, Izipay maintains carryforward tax losses amounting to S/83,843,806 and S/71,324,359, respectively. In application of current tax regulations, Management opted for system “B” to offset its tax losses. In application of this system, the tax loss can be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS management, its Subsidiaries and its legal advisers, any eventual additional tax would not be significant for the financial statements as of September 30, 2024 and December 31, 2023.

(f) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the nine-month ended as of September 30,

	2024	2023
	S/(000)	S/(000)
Current – Expense	99,277	183,401
Current – Dividend expense, Note 14(b)	19,314	26,758
Deferred – Expense	68,682	28,266
	187,273	238,425

15. Interest income and expenses, and similar accounts

(a)
This caption is comprised of the following:

	30.09.2024	30.09.2023
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	3,873,762	4,000,702
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	2,063	(38,237)
Interest on investments at fair value through other comprehensive income	933,345	905,986
Interest on due from banks and inter-bank funds	288,156	279,283
Interest on investments at amortized cost	159,265	126,312
Dividends on financial instruments	36,198	31,067
Others	10,136	10,254
Total	5,302,925	5,315,367
Interest and similar expenses
Interest and fees on deposits and obligations	(1,161,345)	(1,226,392)
Interest and fees on obligations with financial institutions	(367,351)	(341,980)
Interest on bonds, notes and other obligations	(245,069)	(235,317)
Deposit insurance fund fees	(64,357)	(60,480)
Interest on lease payments	(5,448)	(4,167)
Others	(61,290)	(42,493)
Total	(1,904,860)	(1,910,829)

16. Fee income from financial services, net

(a)
Following is the composition on this caption for the nine-month periods ended September 30, 2024 and 2023:

	30.09.2024	30.09.2023
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	558,917	556,111
Income from services (acquirer and issuer role) (b)	542,081	547,259
Banking service fees	148,753	158,976
Brokerage and custody services	5,934	4,344
Others	23,305	28,427

Performance obligations over time:
Funds management	115,219	102,798
Contingent loans fees	50,538	50,537
Collection services	42,470	46,833
Others	15,005	25,161
Total	1,502,222	1,520,446
Expenses
Expenses for services (acquirer and issuer role) (b)	(251,793)	(251,257)
Credit cards	(145,127)	(146,989)
Commissions Mastercard - Visa	(76,822)	(61,254)
Credit life insurance premiums	(52,367)	(55,043)
Local banks fees	(52,105)	(43,880)
Foreign banks fees	(19,557)	(19,505)
Others	(61,427)	(51,816)
Total	(659,198)	(629,744)
Net	843,024	890,702

(b) Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

17. Other income and (expenses)

(a)
This caption is comprised of the following:

	30.09.2024	30.09.2023
	S/(000)	S/(000)
Other income
Maintenance, installation and sale of POS equipment	17,900	19,740
Services rendered to third parties	6,421	5,361
Other technical income from insurance operations	4,317	7,982
Income from ATM rentals	4,106	4,098
Profit from sale of property, furniture and equipment (b)	1,643	15,300
Gain from sale of written-off-loans	1,012	12,587
Others	38,263	48,890
Total other income	73,662	113,958
Other expenses
Commissions from insurance activities	(31,371)	(46,258)
Provision for sundry risk	(21,091)	(3,237)
Sundry technical insurance expenses	(10,970)	(8,008)
Administrative and tax penalties	(10,731)	(15,655)
Expenses related to rental income	(8,719)	(4,073)
Provision for accounts receivable	(7,863)	(5,718)
Donations	(3,381)	(3,601)
Cost of sale of POS equipment	(1,361)	(11,590)
Others	(41,466)	(53,105)
Total other expenses	(136,953)	(151,245)
(b)
As of September 30, 2023, corresponded to the sale of a property made by Interbank to third parties for US$8,552,000 (approximately equivalent to S/32,667,000).

18. Result from insurance activities, before expenses

(a) This caption is comprised of the following:

	30.09.2024				30.09.2023
	Massive	Pensions	Life	Total	Massive	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	47,578	2,878	21,062	71,518	36,492	2,613	20,942	60,047
Change in Risk adjustment for non-financial risk	2,361	3,763	(564)	5,560	1,098	345	(1,486)	(43)
Insurance service expenses and expected claims incurred	51,273	210,690	54,074	316,037	53,081	203,306	46,230	302,617
Recovery of cash for insurance acquisition	3,443	372	7,108	10,923	2,391	187	4,501	7,079

Contracts measured under PAA:
Premiums assigned to the period	165,207	—	2,919	168,126	162,240	—	3,964	166,204
	269,862	217,703	84,599	572,164	255,302	206,451	74,151	535,904

Insurance service expenses -
Claims incurred expenses and other expenses	(65,497)	(611,940)	(93,405)	(770,842)	(72,702)	(595,845)	(84,522)	(753,069)
Onerous contract losses and loss reversion	7,778	(24,166)	(4,964)	(21,352)	5,063	(41,702)	8,972	(27,667)
Amortization of insurance acquisition cash flows	(90,888)	(372)	(7,109)	(98,369)	(86,871)	(187)	(4,502)	(91,560)
Changes to liabilities for incurred claims	(50,552)	364,311	44,404	358,163	(44,407)	357,351	45,491	358,435
	(199,159)	(272,167)	(61,074)	(532,400)	(198,917)	(280,383)	(34,561)	(513,861)
Insurance service results	70,703	(54,464)	23,525	39,764	56,385	(73,932)	39,590	22,043
Reinsurance income	—	—	—	(9,492)	—	—	—	(3,143)
Financial result of insurance operations (b)	—	(419,960)	(27,523)	(447,483)	—	(405,087)	(20,775)	(425,862)
Result from insurance activities (**)	70,703	(474,424)	(3,998)	(417,211)	56,385	(479,019)	18,815	(406,962)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the interim consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/277,676,000 and S/252,703,000 as of September 30, 2024 and 2023, respectively.

(b) The composition of the financial result of insurance operations, is as follows:

	30.09.2024			30.09.2023
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(6,022)	(6,022)	—	(3,681)	(3,681)
Interest credited	(419,718)	(24,755)	(444,473)	(404,489)	(17,138)	(421,627)
Changes in interest rate and other financial hypotheses	(244)	3,588	3,344	(137)	1,142	1,005
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	1	(2)	(1)	4	(555)	(551)
	(419,961)	(27,191)	(447,152)	(404,622)	(20,232)	(424,854)

Financial income from insurance contracts -
Interest credited	—	(16)	(16)	(388)	(1,079)	(1,467)
Effect of changes in interest rates and other financial hypotheses	—	(371)	(371)	(76)	470	394
Exchange differences	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	56	56	—	65	65
	—	(331)	(331)	(464)	(544)	(1,008)
Result from insurance activities	(419,961)	(27,522)	(447,483)	(405,086)	(20,776)	(425,862)

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2023
Balance as of January 1st	115,418	115,418	270	115,418
Sale of shares	1	1	103	0
Purchase of shares	(939)	(939)	49	(170)
Balance as of September 30	114,480	114,480		115,248
Net earnings attributable to IFS’s shareholders S/(000)				787,829
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				6.836
Period 2024
Balance as of January 1st	114,480	114,480	270	114,480
Purchase of shares	(48)	(48)	5	(1)
Balance as of September 30	114,432	114,432		114,479
Net earnings attributable to IFS’s shareholders S/(000)				812,530
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				7.098

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated entities as of September 30, 2024 and December 31, 2023 and for the nine-month periods ended September 30, 2024 and 2023:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	481	1,165
Investments at fair value through other comprehensive income	72,319	64,229
Loans, net (b)	1,729,513	1,686,288
Accounts receivable	88,101	87,902
Accounts receivable related to derivative financial instruments	44	—
Other assets	8,810	21,260
Liabilities
Deposits and obligations	1,027,348	1,066,505
Other liabilities	131,318	221,460
Off-balance sheet accounts
Indirect loans (b)	57,958	76,652

	30.09.2024	30.09.2023
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	88,273	64,325
Rental income	21,565	19,519
Valuation of financial derivative instruments	—	106
Interest and similar expenses	(24,935)	(28,712)
Administrative expenses	(29,943)	(27,835)
Loss on sale of investment property	(3,176)	—
Others, net	46,535	53,089

(b) As of September 30, 2024 and December 31, 2023, the detail of loans is the following:

	30.09.2024			31.12.2023
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,459,250	3,329	1,462,579	1,389,463	3,557	1,393,020
Associates	270,263	54,629	324,892	296,825	73,095	369,920
	1,729,513	57,958	1,787,471	1,686,288	76,652	1,762,940

(c) As of September 30, 2024 and December 31, 2023, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of September 30, 2024 and December 31, 2023, direct loans to employees, directors and executives amounted to S/231,322,000 and S/209,671,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the nine-month periods ended September 30, 2024 and 2023, is presented below:

	30.09.2024	30.09.2023
	S/(000)	S/(000)
Salaries	25,998	22,508
Board of Directors’ compensations	3,023	2,771
Total	29,021	25,279

(e) (e) As of September 30, 2024 and December 31, 2023, the Group holds participation in different mutual funds that are managed by Interfondos, which are classified as investments at fair value through profit or loss and amount to S/2,534,000 and S/7,358,000, respectively.

(f) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

21. Business segments

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of December 31, 2023, the Company presented four operating segments: Banking, Insurance, Wealth Management and Payments. During the period 2024, the Company performed an assessment on the reportable segments, considering among other criteria; the relevance to the Group's consolidated income, profits and assets, concluding that the Payments segment would not be deemed as a reportable segment henceforth. It is worth to mention that said conclusion is aligned with the quantitative thresholds established by IFRS 8 “Operating Segments”, according to which, the segment Payments does not surpass the following thresholds:

- At the revenues level: Payments segment’s revenues do not represent 10 percent or more of the combined revenues of all operating segments.

- At the profit or loss level: Payments segment’s absolute amount of profit or loss is not equal or greater than 10 percent of the amount greater between: (i) the combined reported profit of all operating segments that did not report a loss, and (ii) the combined reported loss of all operating segments that reported a loss.

- At the assets level: Payments segment’s assets are not 10 per cent or more of the combined assets of all operating segments.

As result of the explained above, the Group presents three operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The following table presents the Group’s financial information by business segments for the nine-month periods ended September 30, 2024 and 2023:

	30.09.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	4,500,616	658,398	135,903	8,008	5,302,925
Interest and similar expenses	(1,705,305)	(116,943)	(81,865)	(747)	(1,904,860)
Net interest and similar income	2,795,311	541,455	54,038	7,261	3,398,065
Loss on loans, net of recoveries	(1,400,176)	—	(283)	—	(1,400,459)
(Loss) recovery due to impairment of financial investments	(1,003)	(41,907)	9	(44)	(42,945)
Net interest and similar income after impairment loss on loans	1,394,132	499,548	53,764	7,217	1,954,661
Fee income from financial services, net	581,233	(7,881)	123,962	145,710	843,024
Net gain (loss) on sale of financial investments	12,039	9,403	(3,358)	—	18,084
Other income	362,248	66,343	22,186	39,476	490,253
Result from insurance activities, before expenses	—	(139,506)	—	(29)	(139,535)
Depreciation and amortization	(223,573)	(16,312)	(6,557)	(64,717)	(311,159)
Other expenses	(1,304,617)	(286,013)	(116,898)	(134,351)	(1,841,879)
Income (loss) before translation result and Income Tax	821,462	125,582	73,099	(6,694)	1,013,449
Exchange difference	(8,585)	558	344	(1,126)	(8,809)
Income Tax	(153,142)	—	(7,665)	(26,466)	(187,273)
Net profit (loss) for the period	659,735	126,140	65,778	(34,286)	817,367
Attributable to:
IFS’s shareholders	659,735	126,140	65,778	(39,123)	812,530
Non-controlling interest	—	—	—	4,837	4,837
	659,735	126,140	65,778	(34,286)	817,367

(*) Corresponds to holding expenses and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.09.2023
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	4,519,975	654,718	134,951	5,723	5,315,367
Interest and similar expenses	(1,744,779)	(94,128)	(69,349)	(2,573)	(1,910,829)
Net interest and similar income	2,775,196	560,590	65,602	3,150	3,404,538
(Loss) recovery on loans	(1,365,782)	—	155	—	(1,365,627)
(Loss) recovery due to impairment of financial investments	255	(8,783)	251	(4)	(8,281)
Net interest and similar income after impairment loss on loans	1,409,669	551,807	66,008	3,146	2,030,630
Fee income from financial services, net	613,711	(9,906)	109,622	177,275	890,702
Net gain on sale of financial investments	1,094	7,127	629	—	8,850
Other income	372,353	40,042	(54,018)	(33,841)	324,536
Result from insurance activities, before expenses	—	(154,249)	—	(10)	(154,259)
Depreciation and amortization	(201,987)	(14,742)	(11,216)	(51,516)	(279,461)
Other expenses	(1,272,669)	(265,991)	(96,524)	(144,276)	(1,779,460)
Income (loss) before translation result and Income Tax	922,171	154,088	14,501	(49,222)	1,041,538
Exchange difference	(10,098)	556	(511)	122	(9,931)
Income Tax	(191,256)	—	(2,347)	(44,822)	(238,425)
Net profit (loss) for the period	720,817	154,644	11,643	(93,922)	793,182
Attributable to:
IFS’s shareholders	720,817	154,644	11,643	(99,275)	787,829
Non-controlling interest	—	—	—	5,353	5,353
	720,817	154,644	11,643	(93,922)	793,182

(*) Corresponds to holding expenses and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.09.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	178,498	43,575	4,240	36,841	263,154
Total assets	73,843,833	16,184,701	4,337,966	1,190,656	95,557,156
Total liabilities	65,320,398	15,830,187	3,362,165	528,214	85,040,964

	31.12.2023
	Banking	Insurance	Wealth management	Holding, other subsidiaries and consolidation adjustments (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	327,513	21,184	6,430	89,809	444,936
Total assets	68,437,614	15,225,254	4,374,266	1,587,645	89,624,779
Total liabilities	60,380,895	14,787,105	3,453,408	995,270	79,616,678

(*) Corresponds to holding expenses and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets for the nine-month periods ended September 30, 2024, is S/7,644,660,000 in Peru and S/240,987,000 in Panama (for the nine-month periods ended September 30, 2023, was S/7,547,325,000 in Peru and S/157,777,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of September 30, 2024 is S/91,335,862,000 in Peru and S/4,221,294,000 in Panama (for the year ended December 31, 2023, was S/85,387,995,000 in Peru and S/4,236,784,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of September 30, 2024 and December 31, 2023, are presented below.

	As of September 30, 2024
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	14,613,689	14,613,689
Inter-bank funds	—	—	—	50,000	50,000
Financial investments	1,615,818	20,725,709	476,338	3,868,544	26,686,409
Loans, net	—	—	—	48,285,416	48,285,416
Due from customers on acceptances	—	—	—	15,144	15,144
Other accounts receivable and other assets, net	196,828	—	—	959,870	1,156,698
Reinsurance contracts assets	—	—	—	22,300	22,300
	1,812,646	20,725,709	476,338	67,814,963	90,829,656
Financial liabilities
Deposits and obligations	—	—	—	54,131,352	54,131,352
Inter-bank funds	—	—	—	821,116	821,116
Due to banks and correspondents	—	—	—	7,500,885	7,500,885
Bonds, notes and other obligations	—	—	—	5,859,019	5,859,019
Due from customers on acceptances	—	—	—	15,144	15,144
Insurance and reinsurance contract liabilities	—	—	—	12,872,701	12,872,701
Other accounts payable, provisions and other liabilities	207,001	—	—	3,288,286	3,495,287
	207,001	—	—	84,488,503	84,695,504

	As of December 31, 2023
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	9,818,711	9,818,711
Inter-bank funds	—	—	—	524,915	524,915
Financial investments	1,556,540	21,246,569	444,878	3,474,004	26,721,991
Loans, net	—	—	—	46,520,382	46,520,382
Due from customers on acceptances	—	—	—	40,565	40,565
Other accounts receivable and other assets, net	158,101	—	—	1,246,480	1,404,581
Reinsurance contracts assets	—	—	—	26,287	26,287
	1,714,641	21,246,569	444,878	61,651,344	85,057,432
Financial liabilities
Deposits and obligations	—	—	—	49,188,234	49,188,234
Inter-bank funds	—	—	—	119,712	119,712
Due to banks and correspondents	—	—	—	9,025,930	9,025,930
Bonds, notes and other obligations	—	—	—	5,551,629	5,551,629
Due from customers on acceptances	—	—	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	—	—	12,207,536	12,207,536
Other accounts payable, provisions and other liabilities	145,395	—	—	3,056,196	3,201,591
	145,395	—	—	79,189,802	79,335,197

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 29 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 29.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, Interbank monitors constantly the occurrence or not of certain events thar might affect the behavior and performance of the expected credit losses of its clients. Therefore, certain subsequent adjustments to the expected loss model are recorded to be able to capture the impact in the estimation of the loan’s expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2023 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2024 and December 31, 2023, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2024
Derivatives, Note 8(b)	196,828	—	196,828	(74,793)	(41,652)	80,383
Total	196,828	—	196,828	(74,793)	(41,652)	80,383
As of December 31, 2023
Derivatives, Note 8(b)	158,101	—	158,101	(65,099)	(9,755)	83,247
Total	158,101	—	158,101	(65,099)	(9,755)	83,247

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of September 30, 2024 and December 31, 2023, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of September 30, 2024
Derivatives, Note 8(b)	207,001	—	207,001	(74,793)	(15,038)	117,170
Total	207,001	—	207,001	(74,793)	(15,038)	117,170
As of December 31, 2023
Derivatives, Note 8(b)	145,395	—	145,395	(65,099)	(24,725)	55,571
Total	145,395	—	145,395	(65,099)	(24,725)	55,571

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of September 30, 2024, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.703 per US$1 bid and S/3.714 per US$1 ask (S/3.705 and S/3.713 as of December 31, 2023, respectively). As of September 30, 2024 and December 31, 2023, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.709 per US$1.

The table below presents the detail of the Group’s position:

	As of September 30, 2024
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	9,469,033	4,844,614	300,042	14,613,689
Inter-bank funds	—	50,000	—	50,000
Financial investments	7,407,524	19,236,352	42,533	26,686,409
Loans, net	13,479,166	34,797,960	8,290	48,285,416
Due from customers on acceptances	15,144	—	—	15,144
Other accounts receivable and other assets, net	285,192	871,268	238	1,156,698
Reinsurance contract assets	1,292	21,008	—	22,300
	30,657,351	59,821,202	351,103	90,829,656
Liabilities
Deposits and obligations	20,289,761	33,323,169	518,422	54,131,352
Inter-bank funds	—	821,116	—	821,116
Due to banks and correspondents	2,110,340	5,390,545	—	7,500,885
Bonds, notes and other obligations	5,109,508	749,511	—	5,859,019
Due from customers on acceptances	15,144	—	—	15,144
Insurance and reinsurance contract liabilities	4,113,057	8,759,644	—	12,872,701
Other accounts payable, provisions and other liabilities	1,495,113	1,999,110	1,064	3,495,287
	33,132,923	51,043,095	519,486	84,695,504
Forwards position, net	(2,729,897)	2,253,658	476,239	—
Currency swaps position, net	2,982,521	(2,982,521)	—	—
Cross currency swaps position, net	2,152,220	(2,152,220)	—	—
Options position, net	(87)	87	—	—
Monetary position, net	(70,815)	5,897,111	307,856	6,134,152

	As of December 31, 2023
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	6,745,220	2,710,275	363,216	9,818,711
Inter-bank funds	55,660	469,255	—	524,915
Financial investments	7,090,138	19,569,726	62,127	26,721,991
Loans, net	14,131,543	32,388,839	—	46,520,382
Due from customers on acceptances	40,565	—	—	40,565
Other accounts receivable and other assets, net	242,935	1,161,624	22	1,404,581
Reinsurance contract assets	166	26,121	—	26,287
	28,306,227	56,325,840	425,365	85,057,432
Liabilities
Deposits and obligations	18,277,393	30,420,832	490,009	49,188,234
Inter-bank funds	63,081	56,631	—	119,712
Due to banks and correspondents	2,342,325	6,683,605	—	9,025,930
Bonds, notes and other obligations	5,049,942	501,687	—	5,551,629
Due from customers on acceptances	40,565	—	—	40,565
Insurance and reinsurance contract liabilities	3,997,075	8,210,461	—	12,207,536
Other accounts payable, provisions and other liabilities	1,272,832	1,928,716	43	3,201,591
	31,043,213	47,801,932	490,052	79,335,197
Forwards position, net	(631,449)	505,661	125,788	—
Currency swaps position, net	951,864	(951,864)	—	—
Cross currency swaps position, net	2,430,155	(2,430,155)	—	—
Options position, net	(51)	51	—	—
Monetary position, net	13,533	5,647,601	61,101	5,722,235

As of September 30, 2024, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$723,226,000, equivalent to S/2,682,445,000 (US$741,882,000, equivalent to S/2,751,640,000 as of December 31, 2023).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of September 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	389,398	269,616	956,804	1,615,818
Debt instruments measured at fair value through other comprehensive income	12,629,238	7,885,293	—	20,514,531
Equity instruments measured at fair value through other comprehensive income	427,701	11,546	37,091	476,338
Derivatives receivable	—	196,828	—	196,828
	13,446,337	8,363,283	993,895	22,803,515
Accrued interest				211,178
Total financial assets				23,014,693
Financial liabilities
Derivatives payable	—	207,001	—	207,001

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	329,609	344,155	882,776	1,556,540
Debt instruments measured at fair value through other comprehensive income	11,779,535	9,132,649	—	20,912,184
Equity instruments measured at fair value through other comprehensive income	397,247	10,541	37,090	444,878
Derivatives receivable	—	158,101	—	158,101
	12,506,391	9,645,446	919,866	23,071,703
Accrued interest				334,385
Total financial assets				23,406,088
Financial liabilities
Derivatives payable	—	145,395	—	145,395

(*) As of September 30, 2024 and December 31, 2023, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During 2024, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/77,668,000. During 2024 and 2023, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Initial balance as of January 1	919,866	977,835
Purchases	70,070	85,777
Sales	(47,896)	(35,625)
Gain (loss) recognized on the consolidated statement of income	51,855	(108,121)
Ending balance	993,895	919,866

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of September 30, 2024					As of December 31, 2023
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	14,613,689	—	14,613,689	14,613,689	—	9,818,711	—	9,818,711	9,818,711
Inter-bank funds	—	50,000	—	50,000	50,000	—	524,915	—	524,915	524,915
Investments at amortized cost	3,784,156	138,203	—	3,922,359	3,868,544	3,277,672	80,042	—	3,357,714	3,474,004
Loans, net	—	47,645,123	—	47,645,123	48,285,416	—	44,737,995	—	44,737,995	46,520,382
Due from customers on acceptances	—	15,144	—	15,144	15,144	—	40,565	—	40,565	40,565
Other accounts receivable and other assets, net	—	959,870	—	959,870	959,870	—	1,246,480	—	1,246,480	1,246,480
Reinsurance contract assets	—	22,300	—	22,300	22,300	—	26,287	—	26,287	26,287
Total	3,784,156	63,444,329	—	67,228,485	67,814,963	3,277,672	56,474,995	—	59,752,667	61,651,344
Liabilities
Deposits and obligations	—	54,121,868	—	54,121,868	54,131,352	—	49,394,868	—	49,394,868	49,188,234
Inter-bank funds	—	821,116	—	821,116	821,116	—	119,712	—	119,712	119,712
Due to banks and correspondents	—	7,655,642	—	7,655,642	7,500,885	—	9,028,209	—	9,028,209	9,025,930
Bonds, notes and other obligations	5,044,822	793,695	—	5,838,517	5,859,019	4,587,631	708,643	—	5,296,274	5,551,629
Due from customers on acceptances	—	15,144	—	15,144	15,144	—	40,565	—	40,565	40,565
Insurance and reinsurance contract liabilities	—	12,872,701	—	12,872,701	12,872,701	—	12,207,536	—	12,207,536	12,207,536
Other accounts payable and other liabilities	—	3,288,286	—	3,288,286	3,288,286	—	3,056,196	—	3,056,196	3,056,196
Total	5,044,822	79,568,452	—	84,613,274	84,488,503	4,587,631	74,555,729	—	79,143,360	79,189,802

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of September 30, 2024 and December 31, 2023, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in these interim consolidated financial statements.

Following is the value of the managed off-balance sheet financial assets as of September 30, 2024 and December 31, 2023:

	30.09.2024	31.12.2023
	S/(000)	S/(000)
Investment funds	18,940,959	17,829,262
Mutual funds	7,498,635	5,352,241
Total	26,439,594	23,181,503